

2003 Annual Report

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iCAD

On December 31, 2003, iCAD *merged with and acquired CADx Systems, Inc., and its parent company Qualia Computing Inc. This merger brought together two of the three companies with approval to market computer aided systems for earlier detection of breast cancer from the US Food and Drug Administration. We believe our acquisition gives* iCAD *the broadest line of computer aided detection (CAD) systems in the industry. This includes the leading CAD solution for the growing digital mammography market and development stage products which can accelerate our entry into markets for detection of lung cancer, colon cancer, and other diseases. Our merger brings significantly expanded distribution channels, which contribute immediately to* iCAD*'s sales growth, and an experienced and accomplished Research and Developement team. We believe our acquisition creates in* iCAD *an enormously enhanced potential for profitability, growth, and contributing to improved healthcare.*





Our goal is to make earlier detection accessible to all women at risk of breast cancer.

Letter from the CEO



W. Scott Parr
President,
Chief Executive Officer,
and Director

May 14, 2004

Fellow Shareholders,

On December 31, 2003, *i*CAD merged with and acquired CADx Systems, Inc. and its parent company Qualia Computing, Inc., bringing together two of the three companies approved by the US Food and Drug Administration (FDA) to market computer aided (CAD) systems for the detection of breast cancer in the United States. We are pleased to report that *i*CAD now has the most comprehensive line of CAD solutions available, distributed through what we consider the best and broadest sales channels in the industry.

In the period immediately following our merger, we consolidated and positioned our current products while greatly expanding our sales channels. At the same time, we substantially reduced combined overhead and breakeven. Our sales are now strong, our margins are healthy and our products are well regarded. Looking forward, we anticipate additional improvements in performance as we begin to more aggressively promote new, lower cost solutions for early detection of breast cancer, and fee-per procedure programs that aim to make CAD affordable and accessible to smaller volume mammography clinics, and to all women at risk of breast cancer.

We have given a high priority to expansion of *i*CAD's OEM relationships, promoting *i*CAD's computer aided detection solutions for digital mammography, and other anticipated *i*CAD solutions of value to our immediate women's health care market and beyond.

During this period of consolidation and attention to profitability, we have also redirected our research and engineering resources to accelerate the delivery of new *i*CAD products applying our core computer aided detection and clinical decision support technologies to additional medical applications.

Today, our *i*CAD data and image analysis and representation technology assists radiologists in highlighting and interpreting significant patterns within complex breast images, analyzing breast images and representing the results with a "map" of patterns that may indicate cancers, and warrant inspection. Our core capability, however, is in fusing and analyzing many forms of information about a patient, to create simple and understandable representations, or "maps", of that information that help the medical professional quickly and efficiently focus on and use information that can improve patient outcomes. We have demonstrated the application of our core technology platform to the identification and characterization of small, potentially cancerous lung nodules and to recognize colonic polyps, which must be found within multiple sequential images of the lung or colon generated using computed tomography, or CT. During 2004, we plan to accelerate progress in these and other areas.

We look forward to 2004.

Sincerely,

W. Scott Parr
President & Chief Executive Officer

If breast cancer is found early, almost everyone survives the most crucial first five years after diagnosis.


iCAD **SECOND**LOOK *finds*
approximately 28% more cancers
than screening mammography alo



Table of Contents







Our Mission

We are dedicated to providing computer-aided detection and other software tools and solutions which enhance the ability of healthcare professionals to provide increasingly patient-specific, effective, accessible and affordable medical services and care.

iCAD is now the world leader in CAD solutions for Digital Mammography.

Our Products and Technology

Today, *i*CAD produces and markets ***SECOND****LOOK*® computer aided detection solutions for digital and film based mammography, and **Howtek**™ medical film digitizers which are offered in our own CAD products and for other medical applications. *i*CAD is the only independent, integrated digitizer hardware and CAD software company offering computer aided detection of breast cancer solutions. As such, we are able to reduce costs at each step in the CAD product design, production and assembly process. We believe our vertical integration of CAD and hardware development results in better integration of software and film digitizer components, lower production costs and reduced administrative overhead. These factors have allowed us to progressively enhance our CAD product line, while reducing the costs of our CAD products to many customers and allowing more women to realize the benefits inherent in the early detection of breast cancer.



The *Insight*™ Software Development Advantage

We begin with a unique and powerful tool. *i*CAD's software applications are based on our proprietary and multi-dimensional ***Insight***™ software technology. Our ***Insight*** technology is a fully integrated data representation, knowledge representation and context-based Decision Engine. Using the method most appropriate for each specific piece of information, ***Insight*** identifies and highlights the combinations of factors that are most relevant to understanding and improving a patient's medical condition, and effectively represents that information for consideration and use by a physician.

*i*CAD's current ***SECOND****LOOK* products assist in the early detection of breast cancer. The data correlation, assessment and knowledge representation accomplished by our ***Insight*** software engine in these breast cancer detection products, however, is broadly applicable, which we have successfully demonstrated in areas as diverse as lung and colon cancer detection, drug screening, financial modeling and tools for prediction of structural failure of components of NASA's space shuttle. Our focus remains on medical applications, and support of physician decision-making in achieving improved patient outcomes, with lung and colon cancer detection products now under accelerated development.





Breast Cancer Detection Solutions for Digital Mammography

*i*CAD is now the world leader in computer aided detection solutions for Full Field Digital Mammography systems, which eliminate the film used in conventional mammographic X-Rays, and are now available from several vendors. These systems are expected to increase as a percentage of the installed base of mammography systems, as more clinics and women's health centers implement more fully digital imaging workflows. Our CAD systems for digital mammography are available through the manufacturers of digital mammography systems.



It is estimated that over
45 million mammograms
will be performed this year alone...



- Our ***SECOND****LOOK* Digital (SLD) product offers integrated computer aided detection for Full Field Digital Mammography systems from General Electric Medical Systems and Fischer Imaging Corporation, with support for additional manufacturers in progress.
- Our ***SECOND****LOOK* AD system adds support for film-based workflows to our SLD digital solution, meeting the needs of women's healthcare providers making the transition from film to digital mammography, or otherwise continuing to use both technologies in their healthcare practices.

Breast Cancer Detection Solutions for Film-Based Mammography



We believe *i*CAD's ***SECOND****LOOK* product line for film-based mammography offers customers the widest range of early detection of breast cancer solutions available today. In its comparative analysis of products, MD BuyLine, an independent evaluator of medical products, has consistenly chosen *i*CAD as the value leader in CAD solutions.



Digital and film-based images are analyzed, highlighting areas that are worth a ***SECOND****LOOK.*

- Our ***SECOND****LOOK* 500 provides a clinically advanced solution for customers seeking the best detection performance available, with immediate support for digital mammography available if and when they make the transition from film-based processing.
- Our ***SECOND****LOOK* 400 provides a high productivity solution for value oriented customers, while our ***SECOND****LOOK* 402 adds a second digitizer for increased caseloads and minimal downtime.
- Our new ***SECOND****LOOK* 200 model is a category defining system, designed for the significant number of breast care facilities with caseloads too low to easily afford previously available CAD solutions. Our ***SECOND****LOOK* 200 establishes a new benchmark in compact, easy to use and easy to afford CAD products.



Further increasing the accessibility of CAD to all women at risk of breast cancer, *i*CAD will offer the ***SECOND****LOOK* 200 through a simple 'fee-per-procedure' program that we call *Click*CAD.™ Under the *Click*CAD program, we plan to install ***SECOND****LOOK* 200 systems in qualified mammography clinics at little or no up-front capital cost, making CAD even more affordable to lower case volume breast care providers.

Howtek Medical Film Digitizer Products

*i*CAD's **Howtek** medical digitizer products are used in the our CAD systems, and marketed to third parties for use in the computer aided detection market, in teleradiology and in medical image storage and management networks known as Picture Archiving and Communications Systems, or "PACS".

- Our new ***Fulcrum***™ Mammography Film Digitizer, based on *i*CAD inventions in image capture and optical sensing, offers exceptionally high quality image capture from mammography films, in a compact, easy to use and comparatively *inexpensive package.*
- Our popular **MultiRAD**™ **860** and **MultiRAD 460** Film Digitizers provide consistent, dependable capture of radiographic accurate images under all conditions .



Our immediate vision is to increase breast cancer CAD accuracy by fusing information from multiple sources.





Research and Innovation

*i*CAD has been responsible for a range of innovations in computer aided detection of cancer and related applications, including:



- the first system offering a clear upgrade path from film-based to digital mammography workflows
- the first and only CAD system to search for and mark clinical asymmetries
- the first system to offer printed CAD results
- the first free-standing, eye-level radiologist review station
- the ability to choose between soft copy and printed CAD results
- the first system to offer multiple radiologist viewing stations
- the first system to support up to twelve films in a patient study
- the first system to report above each image the number of marks made by the CAD system
- the first and only system that provides integration of relational database technologies to ensure patient history tracking and enhance integration with other information systems.



Other innovations incorporated into our CAD products include the first use of bar code labels to improve workflow and reduce errors in case tracking; the first system to use the facility's own barcodes to identify and link to CAD results; the first system to integrate with a Mammography Information System; the first CAD system supporting open architecture, standardized protocols and accessible data interfaces; the ability to share digitizers between CAD and medical PACS systems; and the first and only dual digitizer CAD system. *i*CAD also delivered the first digitizer designed for mammography and women's health applications; the first and only support for distributed patient databases, allowing remote scanning and remote access to patient information and test results; the first and only support for remote patient entry; the first bi-directional support for hospital and mammography information systems; the first leveraged operating lease for CAD systems; and the first fully-featured CAD system available at a price under $70,000.

Early detection,

accurate identification

and focused results

are the i*CAD difference.*


Location (cm)
Size (mm²)
Speed





Under the leadership of Dr. Steven Rogers, Qualia's founder and *i*CAD's Chief Scientist, our technologies are now being applied to the early detection of breast cancer using ultrasound; the early detection of lung cancer utilizing low-dose spiral Computed Tomography (CT) and the early detection of colon cancer utilizing CT. With support provided through the FY2004 Defense Appropriations Bill, *i*CAD has begun collaboration with the Walter Reed Army Medical Center and the Windber Research Institute in Windber, PA, to develop and evaluate 3D CAD technology for breast imaging based on existing CAD and pattern analysis techniques for conventional mammograms. One objective of this research project is to use ultrasound imaging to reduce biopsies which prove to be unnecessary. Research programs in molecular and genetic cancer assessment technology and other applications.

We have applied for over forty-six patents relating to many aspects of CAD, cancer detection and medical digitizer design. To date, we have been granted twelve US patents, including general method patents we believe relate to a broad portfolio of potential medical applications for CAD.

*At i*CAD*, innovation is a way of life.*

Our unique position in the market enables us to offer the best value, broadest range of features, high throughput and lower prices.



*i*CAD *dramatically increases a physician's ability to detect cancer earlier.*





Critical Accounting Policies and Estimates

In May 2002, the SEC proposed disclosure rules that would require registrants to include in Management's Discussion and Analysis a separate section regarding the application of critical accounting policies that discloses the critical accounting estimates that are made by a registrant in applying its accounting policies and information concerning the initial adoption of certain accounting policies that have a material impact on a registrant's financial presentation. Note 1 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by the Company.

Granted 12 US patents, iCAD holds general method patents relating to a broad portfolio of potential medical CAD applications.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. On an on-going basis, the Company evaluates its estimates related to the allowance for doubtful accounts, inventory and warranty reserves and the estimated useful lives of its fixed and identifiable intangible assets. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions and may have a material effect on financial information.

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable.

Long-lived assets, such as intangible assets, other than goodwill, and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value. Goodwill is not amortized and is evaluated for impairment at least annually.


50
45
40
5
10
15

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition and generally does not require collateral. Senior management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.



Results of Operations



*i*CAD™, Inc. ("*i*CAD" or the "Company") was incorporated in 1984 in the State of Delaware, as Howtek, Inc., and has sold and supported over 20,000 high quality, professional graphic arts, photographic and medical imaging systems worldwide. In 2001, *i*CAD elected to concentrate on its medical imaging and women's health businesses with an objective of expanding this business through increased product offerings. This goal was advanced in June 2002 with the acquisition of Intelligent Systems Software, Inc. ("ISSI"), a software company offering computer aided detection ("CAD") systems for breast cancer. Subsequently, on December 31, 2003, the Company merged with and acquired CADx Systems, Inc. and its parent company Qualia Computing, Inc. (together "CADx"), bringing together two of the three companies approved by the US Food and Drug Administration (FDA) to market computer aided detection of breast cancer solutions in the United States.



iCAD increases the accessability of CAD through a fee-per-procedure program called ClickCAD.

*i*CAD develops, engineers, manufactures and markets computer aided detection (CAD) products for the early detection of breast cancer and other health-care related applications. Early detection of breast cancer can save lives and often permits less costly, less invasive and less disfiguring cancer treatment options than when the cancer is detected at a later stage. Computer aided detection from *i*CAD can detect 25% of breast cancers, an average of 14 months earlier than screening mammography alone.

*i*CAD is the only independent, integrated digitizer hardware and CAD software company offering computer aided detection solutions. As such, we are able to reduce costs at each step in the CAD product design, production and assembly process. We believe our vertical integration of CAD and hardware development results in better integration of software and film digitizer components, lower production costs and reduced administrative overhead. These factors have allowed us to progressively enhance our CAD product line, while reducing the costs of our CAD products to many customers and allowing more women to realize the benefits inherent in the early detection of breast cancer.

The Company's CAD systems include proprietary software technology together with standard computer and display equipment. CAD systems for the film-based mammography market also include a radiographic film digitizer manufactured by the Company. *i*CAD also manufactures medical film digitizers for a variety of medical imaging and other applications. The Company believes that iCAD's experience in providing film digitizers and software for medical picture archiving and communications (PACS) and telemedicine applications contributes to the successful integration of the Company's CAD products into networked and digital mammography environments. The Company's headquarters and its production and assembly facilities are located in southern New Hampshire.

Merger with Qualia and CADx

On December 31, 2003, the Company completed the acquisition of Qualia Computing, Inc., a privately held company based in Beavercreek, Ohio, and its subsidiaries, including CADx Systems, Inc. (together "CADx"). This merger brings together two of the three companies approved by the US Food and Drug Administration (FDA) to market computer aided detection of breast cancer solutions in the United States. The Company's objective in the acquisition of CADx was to achieve profitability and support accelerated development of future business and product opportunities in the medical imaging field. Since completion of the merger, *i*CAD has executed a methodical, step-by-step plan to increase revenues by consolidating sales channels and defining an industry-leading *continuum* of CAD products. The Company has also taken steps to reduce projected operating costs by approximately $4 million on an annualized basis. For these reasons, the Company does not believe that *i*CAD's reported results for the fourth quarter or full year 2003 are indicative of the Company's future prospects or financial results. Additional unaudited information on the combined financial performance of the combined companies for 2003 can be found in the Company's Current Report on Form 8-K for the event dated February 24, 2004, which information and Form 8-K is not incorporated in, or part of, this Annual Report.



To complete the merger, *i*CAD issued 4,300,000 shares of its common stock in exchange for all outstanding shares of Qualia Computing Inc. and CADx Systems, Inc. This represents approximately 13% of the outstanding shares of *i*CAD common stock after the merger. Additionally, *i*CAD paid $1,550,000 in cash and executed a 36-month secured promissory note in the amount of $4,500,000 to purchase Qualia shares that were owned by two institutional investors.





True asymmetry analysis

allows for high sensitivity

mass and calcification detection.



Subsequent Reductions in Operating Expenses



Operating expenses for the combined companies substantially exceeded those of *i*CAD alone. During the first quarter of 2004 the Company assessed the opportunities to achieve post-merger operating economies, and identified cost-reduction opportunities in light of its distribution and product plans. As a result of this analysis management determined that operating expenses could be substantially reduced without detracting from the Company's ability to increase sales and focus on future products and markets. Cost-reduction actions taken by *i*CAD in the first quarter of 2004 included the closure of offices in Tampa, Florida and San Rafael, California; reductions in staffing effective March 31, 2004 of 39 of 110 previous full and part-time employees, and the reduction of duplication in marketing, administrative and other activities. As a result of these cost-reduction actions, the Company will report certain non-recurring severance and office closure expenses in the quarter ending March 31, 2004.

Our cancer detection software, SecondLook 6.0 has a 96.2% cancer detection sensitivity.

During the first quarter of 2004, the Company anticipates operating expenses, excluding non-recurring severance and office closure expenses, of between $4.8 million to $5.1 million. Based on cost reduction measures implemented in the first quarter of 2004, and on current assumptions regarding expected revenues, product and channel mix, the Company anticipates incurring operating expenses of between $3.9 million to $4.2 million for the quarter ending June 30, 2004. Of total projected operating expenses for this period, approximately 36% is expected to represent research, development and engineering expenses, approximately 31% is expected to represent sales and marketing expense (including sales commissions) and approximately 33% is expected to represent administrative and finance expenses. The Company's objective is to maintain operating expenses at relatively constant quarterly dollar levels through the third and fourth quarters of 2004, while achieving reductions in each expense category as a percentage of increasing sales. Actual results will differ.







The American Cancer Society estimates that 217,440 new cases of cancer will be identified in the United States during 2004 an increase from 211,000 estimated during 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Sales

Sales of the Company's CAD and medical imaging products for the year ended December 31, 2003 were $6,520,306, compared with sales of medical imaging products and total sales for the year ended December 31, 2002 of $4,288,628 and $5,000,184, respectively. This reflects an increase of 52% in medical sales and 30% in total sales from period to period. Sales increased in 2003 as a result of the addition of the CAD product line through acquisition of ISSI in June 2002. The Company believes that sales will increase in future periods as a result of its merger with CADx and the combination of its *i*Q, **MammoReader** and ***SECOND****LOOK* products into one "***SECOND****LOOK*" branded line of CAD devices. In doing so, the Company believes it has created the broadest and most comprehensive line of CAD products available from any company, and associated it with a single well recognized and appropriate model brand.



Additionally, in the first quarter of 2004, the Company consolidated its full-line sales channels as part of its efforts to best promote and support its broad Second Look product line. *i*CAD ***SECOND****LOOK* products are now distributed nationally, on a non-exclusive basis by SourceOne HealthCare Technologies and by additional independent resellers. Overall, some 200 field sales personnel are now available to represent and promote *i*CAD products in the United States.

During the first quarter of 2004, multiple changes in sales channels, sales management and organization, product naming, positioning and marketing have been implemented. In connection with the consolidation of sales channels and product lines, the Company has combined *i*CAD's *i*Q, **MammoReader** and ***SECOND****LOOK* products into one "***SECOND****LOOK*" - branded line of CAD solutions. As a result, the Company believes *i*CAD has created the broadest and most comprehensive line of CAD products available in the industry and associated it with a single, well-recognized and appropriate model brand.

In anticipation of these changes in channels and product positioning, *i*CAD deferred key elements of its business plan prior to the merger, and this negatively impacted sales during the fourth quarter of 2003. In particular, *i*CAD suspended the development and training of an independent reseller network and deferred the launch of its lower-priced *i*CAD *i*Q product (now the ***SECOND****LOOK* 200) and its fee-per-service *Click***CAD** marketing initiative. These actions will also cause first quarter 2004 sales of the merged companies to trail the combined sales of the two companies during the fourth quarter of 2003. However, the Company expects sales growth to resume in the second quarter, and full year 2004 sales should substantially exceed the combined revenues of *i*CAD and CADx ($16.8 million) in 2003.





Factors that are expected to play a significant role in future sales growth and profitability include the following:

- Increased promotion and sale of the Company's ***SECOND**LOOK* 200 system, which offers a CAD solution to lower-case-volume clinics;
- Expansion of the products promoted by CADx' former distributor to include the full line of *i*CAD products, including the ***SECOND**LOOK* 200;
- Increased sales contributions by independent resellers identified by *i*CAD prior to the merger, and
- Promotion of *i*CAD's new *Click***CAD** fee-per-service marketing program.

Gross Margin

Gross margin as a percentage of sales, for the year ended December 31, 2003, improved to 55% compared to (3%) for the same period in 2002, as a result of increasing sales of higher margin CAD products and write-offs of inventory recorded in the quarter ended June 30, 2002. In the second quarter of 2002 the Company incurred a charge to cost of sales consisting of a charge for an inventory reserve relating to its graphic arts and photographic products in the amount of $2,369,539. If such write-offs are excluded, gross margins as a percentage of sales, for the year ended December 31, 2003, improved to 55% compared to 49% for the year ended December 31, 2002.

MD Buyline has consistantly placed iCAD as the value leader offering features and benbefits at unrivaled prices.

Although there can be no assurance of its future gross margin rate, the Company expects that future increases in gross margin as a percentage of sales will be achieved as a result of increasing sales of its higher margin CAD products and as production and other economies of scale resulting from the merger are realized. By applying its manufacturing experience and using existing supplier relationships, we expect to reduce component and manufacturing costs associated with the former CADx product line during 2004, with some associated cost savings expected in the manufacturing of previous *i*CAD products.

Engineering and Product Development



Engineering and product development costs for the year ended December 31, 2002 increased from $1,626,001 in 2002 to $2,384,057 in 2003. The increase in engineering and product development costs resulted primarily from the Company's addition, as a result of its acquisition of ISSI in June 2002, of the software technology development group to support its CAD products. Additionally, the increase is attributed to the development of the Company's new ***SECOND**LOOK* 200 (formerly the *i*CAD *i*Q™ model) and the Fulcrum medical film digitizer. With the completion of the merger with CADx on December 31, 2003, the Company expects that engineering and product development costs will increase in absolute terms in 2004 compared to 2003, as the Company invests in new product development. Over the course of 2004, the Company expects engineering and product development costs will decline as a percentage of sales, as sales increase.



Under the leadership of Dr. Steven Rogers, Qualia's founder and *i*CAD's Chief Scientist, the Company's technologies are also being applied to the early detection of breast cancer using ultrasound; the early detection of lung cancer utilizing low-dose spiral Computed Tomography (CT) and the early detection of colon cancer utilizing CT. With support provided through the FY2004 Defense Appropriations Bill, *i*CAD has begun collaboration with the Walter Reed Army Medical Center and the Windber Research Institute in Windber, PA, to develop and evaluate 3D CAD technology for breast imaging based on existing CAD and pattern analysis techniques for conventional mammograms. One objective of this research project is to use ultrasound imaging to reduce biopsies which prove to be unnecessary. Research programs in cardiovascular disease applications are also in the planning stages.



General and Administrative

General and administrative expenses for the year ended December 31, 2003 increased by $844,645, from $6,595,076 in 2002 to $7,439,721 in 2003. The increase resulted from a write-off of $1,443,628 attributable to its distribution agreement with Instrumentarium Imaging, Inc., ("Instrumentarium"), which it assumed as part of the ISSI acquisition in 2002. This write-off came after assessing the performance of Instrumentarium in the third quarter 2003, and in light of the Company's implementation of alternative distribution channels, the Company elected to take a one-time write-off, thereby eliminating the distribution agreement as a depreciating asset. Additionally, during the third quarter of 2003, the Company accounted for over $2,702,000 in non-recurring expenses related to the settlement of R2 patent infringement litigation and legal expenses. In the settlement agreement with R2 the Company agreed to the following:



- A payment of $1,250,000 by the Company to R2, of which $1,000,000 was paid in September 2003 with the remaining deferred and payable in equal installments on a quarterly basis through December 2005.
- The Company issued to R2 shares of *i*CAD Common Stock valued at $750,000.
- The Company also agreed to pay R2 certain continuing royalties, which were to be based on the category and configuration of products sold by *i*CAD. Subsequent to the settlement, R2 agreed to accept an additional 75,000 shares of *i*CAD Common Stock valued at $466,200 in full satisfaction of any royalties it otherwise would have been entitled to receive under the settlement agreement.
- Further, *i*CAD granted R2 a partial credit against potential future purchases by R2 of *i*CAD digitizers worth up to $2,500,000 over five years to encourage R2 to purchase film digitizers manufactured by *i*CAD. This partial credit was meant to provide a significant purchasing advantage to R2, while maintaining a reasonable profit margin and creating additional economies of scale for *i*CAD. The Company is not able to estimate the volume of future purchases by R2, if any. Any discount from future purchases will be recognized at the time of sale of products to R2



During 2003, the Company recorded approximately $702,000 in legal and related expenses associated with the R2 litigation. Since the Company's acquisition of ISSI in June 2002, the Company has recorded approximately $1,857,000 in legal and related expenses associated with the R2 litigation. General and Administrative for 2002 included a $2,800,000 non-cash charge associated with the acquisition of ISSI, and accrued settlement costs of $383,000 for an action brought against the Company by The Massachusetts Institute of Technology and Electronics for Imaging, Inc. ("MITEI"). Both of these charges were non-recurring in 2003. The action brought by MITEI against the Company was dismissed in the second quarter of 2003 and the accrual of $383,000 was reversed.

Marketing and Sales

Marketing and sales expenses for the year ended December 31, 2003 increased 86% from $987,587 in 2002 to $1,838,618 in 2003. This increase is due primarily to the addition of sales support personnel engaged to develop a broad reseller channel for sale of the Company's CAD products, and advertising, direct mail, consulting, trade show and promotional expenses incurred in the third and fourth quarter of 2003. The Company expects marketing and sales expenses to increase in absolute terms during 2004 over 2003, as it continues to develop a more comprehensive sales and support capability and increase direct marketing and advertising activities. The Company expects marketing and sales expenses to decline as a percentage of sales over this period.



Our HOWTEK medical digitizer products are being used in teleradiology, medical imaging storage and management networks known as PACS.

Interest Expense

Net interest for the year ended December 31, 2003 increased 138% from $48,167 in 2002 to $114,655 in 2003. This increase is due primarily to an increase in loan balances.

Profit (Loss)

As a result of the foregoing, the Company recorded a net loss of $8,198,408 or $0.31 per share for the year ended December 31, 2003 on sales of $6,520,306 compared to a net loss of $9,418,290 or $0.46 per share in 2002 on sales of $5,000,184.

*i*CAD will report a net loss in the first quarter of 2004, before new contributions to sales become effective, and before implemented reductions in operating expenses are realized. As the year 2004 progresses, the Company expects sales levels to increase, and operating expenses to be reduced from first quarter 2004 levels.







Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Sales

Sales for the year ended December 31, 2002 were $5,000,184, compared with sales of $4,835,297 for the year ended December 31, 2001. Sales increased during the third and fourth quarter of 2002 as a result of the addition of the CAD product line through acquisition of ISSI on June 28, 2002. CAD sales, which began upon the acquisition of ISSI, were $2,628,135 (53% of sales) for the year ended December 31, 2002. The shift in the Company's business focus, from graphic arts and photographic product lines to CAD imaging and medical digitizer products, was largely responsible for the reduced overall sales during the first and second quarters of 2002. Sales related to discontinued products totaled $711,556 for the year ended December 31, 2002.

With 46 US patents pending and 12 patents granted, iCAD holds general method patents relating to a broad portfolio of potential medical CAD applications.

Gross Margin

Gross margin for the year ended December 31, 2002 decreased as a result of the write-offs of inventory relating to graphic arts and photographic products in the amount of $2,369,539. Before the write-offs, gross margin for the year ended December 31, 2002 increased to 49% from 19% in 2001, as a result of reduced production overhead and indirect production expenses and sales of its CAD and medical imaging products which had higher margins than the Company's graphic arts products.

During the first quarter of 2003, *i*CAD initiated reduced, promotional pricing for group purchasers and existing customers of its distributor, Instrumentarium Imaging, Inc. and for customers of PenRad, Inc., a developer and vendor of mammography information systems. This pricing was intended to help provide the Company with information on the price elasticity of the CAD systems market, and to assist the Company in determining pricing for future products while promoting current sales. These factors were significant in determining how the Company could best exploit its comparative advantage in manufacturing costs. Products sold under this promotional and market analysis program reflected reduced transfer prices and reduced gross margins.







Engineering and Product Development



Engineering and product development costs for the year ended December 31, 2002 increased from $751,467 in 2001 to $1,626,001 in 2002. The increase in engineering and product development costs resulted primarily from the Company's addition, as a result of its acquisition of ISSI, of a software technology development group to support its CAD products. Additionally, the Company continued its development of its Fulcrum medical film digitizer product and utilization of outside and contract engineering resources.

General and Administrative

General and administrative expenses increased from $1,124,710 in 2001 to $6,595,076 in 2002. The increase in general and administrative expenses resulted primarily from a one-time, $2,800,000 non-cash accounting charge associated with the placement of $2,000,000 in restricted common stock by ISSI immediately prior to the successful acquisition of ISSI by the Company. Pursuant to the acquisition agreement between the two companies, the sale of securities increased working capital and funded the promotion of the MammoReader product. Additional increases in general and administrative expenses in 2002 reflected non-recurring severance benefits and other expenses associated with reductions of staff resulting from the combination of ISSI and Howtek in the amount of $884,000, a write-off of fixed assets, including test equipment and software development costs, relating to the Company's graphic arts and photographic product lines totaling $417,004 and an accrued litigation cost of $383,000 in connection with the complaint filed against the Company by The Massachusetts Institute of Technology and Electronics for Imaging, Inc.

75% of clinics knew of Computer Aided Detection in 2003, but felt frozen out of using CAD because of prohibitive costs.

Marketing and Sales

Marketing and sales expenses for the year ended December 31, 2002 decreased 37% from $1,563,380 in 2001 to $987,587 in 2002. This decrease was due primarily to the reduction of personnel, promotional and trade show expenses related to the Company's traditional graphic arts and FotoFunnel lines.

Interest Expense

Net interest for the year ended December 31, 2002 decreased 40%, from $80,105 in 2001 to $48,167 in 2002. This decrease was due primarily to a decrease in loan balances and interest rates.

As a result of the foregoing, the Company recorded a net loss of $9,418,290 or $0.46 per share for the year ended December 31, 2002 on sales of $5,000,184 compared to a net loss of $2,620,771 or $0.20 per share in 2001 on sales of $4,835,297.



Liquidity and Capital Resources

The Company's ability to generate cash adequate to meet its requirements depends primarily on operating cash flow and the availability of a $4,000,000 credit line under the Loan Agreement with its Chairman, Mr. Robert Howard, of which $370,000 was available at December 31, 2003. The Company's current operating and financial projections and plans indicate that current liquidity and capital resources are sufficient to support and sustain operations through 2004. If sales or cash collections are reduced from current expectations, or if expenses and cash requirements are increased, the Company may require additional financing. Historically, the Company has secured additional cash through additional extensions of credit by its Chairman, and believes such extensions, if required, are available.



During 2003, the Company used $4,666,558 in cash from operations compared to $2,255,709 in 2002. The cash used in 2003 resulted primarily from the net loss of $8,408,590, offset partially by non-cash stock compensation, loss on disposal of assets, and depreciation and amortization totaling $3,648,565.

During 2003, the Company used $1,468,194 in cash for investing activities compared to cash generated of $2,051,978 in 2002. The majority of the decrease in 2003 related to the cash used in the acquisition of CADx, to purchase Qualia shares owned by two institutional investors totaling $1,550,000. In 2002, the increase in cash related to the net cash acquired through the acquisition of ISSI totaling $2,202,040.

The Company does not anticipate any substantial capital purchases during 2004.

Working capital increased $4,606,677 to $3,409,652 at December 31, 2003 from a deficit of $1,197,025 at December 31, 2002. The ratio of current assets to current liabilities at December 31, 2003 and 2002 was 1.4 and .7, respectively. These increases are due primarily to the private placement to institutional investors and the acquisition of CADx.

On November 24, 2003, the Company sold 1,260,000 shares of its common stock for $5.00 per share in a private placement to institutional investors. The Company also issued to such investors' additional investment rights to purchase up to an additional 315,000 shares of its common stock at $5.00 per share. The net proceeds to the Company for the 1,260,000 shares sold were approximately $5,919,000. A total of 90,000 shares of the Company's common stock were issued in connection with the additional investment rights in 2004. The remaining shares expired unexercised. The net proceeds to the Company for the 90,000 shares sold were approximately $425,000. Ladenburg Thalmann & Co. Inc. served as placement agent for these transactions for which it received compensation in the amount of approximately $404,000 and a five year warrant to purchase 67,200 shares of the Company's Common Stock at $5.00 per share.

General screening mammography is recommended annually for patients over 40 by the American Cancer Society.





On December 31, 2003, the Company completed the acquisition of CADx in exchange for 4,300,000 shares of *i*CAD's common stock to certain stockholders of Qualia Computing, Inc. Additonally, *i*CAD paid $1,550,000 in cash and executed a 36-month secured promissory note in the amount of $4,500,000 to purchase Qualia shares that were owned by two institutional investors.

Computer Aided Detection

of Breast Cancer

has been shown

to correctly identify

breast cancers earlier.

The following table summarizes, for the periods presented, the Company's future estimated cash payment under existing contractual obligations.

Contractual Obligations	**Payments due by period**				
	Total	**<1 year**	**1-3 years**	**3-5 years**	**>5 years**
Long-Term Debt Obligations	$ 8,238,390	$1,233,390	$7,005,000	$ -	$ -
Lease Obligations	$ 3,503,442	$ 520,047	$1,088,577	$ 936,106	$ 958,712
Total Contractual Obligations	$11,741,832	$1,753,437	$8,093,577	$ 936,106	$ 958,712





Finding cancer

earlier increases

survival rate.



Effect of New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, Rescission of FASB Statements SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 rescinds Statement No. 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, FASB Statement No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No.145 related to the rescission of Statement No. 4 shall be applied in fiscal year beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The adoption of SFAS No. 145 did not have any effect on the Company's financial statements.



In June 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. This statement superseded EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Under this statement, a liability or a cost associated with a disposal or exit activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required under EITF 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption permitted. The adoption of SFAS No. 146 did not have a significant impact on the Company's financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple deliverables include arrangements which provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the guidance under this consensus did not have an impact on the Company's financial position, results of operations or cash flows.



In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which will significantly change current practice in the accounting for, and disclosure of, guarantees. FIN No. 45 requires that a guarantor recognize, at the inception of certain types of guarantees, a liability of the obligation undertaken in issuing the guarantee at fair value. The interpretation also requires significant new disclosures in the financial statements of the guarantor about its obligations under certain guarantees. The Company is required to apply the disclosure provisions of FIN No. 45 in its financial statements as of December 31, 2002. The accounting provisions of FIN No. 45 are applicable for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 did not have a material effect on the Company's financial statements and it does not expect the accounting provisions of this interpretation to have a material impact on its financial statements.





In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, ("FIN No. 46")" which requires all variable interest entities ("VIEs") to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the VIE. In addition, the interpretation expands disclosure requirements for both variable interest entities that are consolidated, as well as VIEs from which the entity is the holder of a significant amount of the beneficial interests, but not the majority. The disclosure requirements of this interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements of this interpretation are effective for all periods beginning after June 15, 2003. The Company does not have any VIEs, therefore the adoption of this interpretation did not have any effect on its results of operations or financial condition.



In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to existing financial instruments effective June 29, 2003. The adoption of this statement did not have a material effect on the Company's results of operations or financial condition.





"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Certain information included in this Annual Report that are not historical facts contain forward looking statements that involve a number of known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, uncertainty of future sales levels, protection of patents and other proprietary rights, the impact of supply and manufacturing constraints or difficulties, possible technological obsolescence of products, competition, and other risks detailed in *i*CAD's US Securities and Exchange Commission filings. The words "believe", "expect", "anticipate" and "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of May 14, 2004.

Risk Factors and Uncertainty of Results

*i*CAD's business is subject to risk factors and uncertainty of results that are not specifically described in this Annual Report, and are critical to any evaluation of the Company. More information is provided in the Company's filings with the U.S. Securities and Exchange Commission.

***i*CAD is vertically integrated. We develop, engineer, manufacture all of the key hardware and software.**

Our **HOWTEK™** *Film Digitizer breakthrough technology delivers the highest quality film capture in the smallest footprint for emergency teleradiology access everywhere.*


ID #: SL000418047
Saturday, December 14, 2002 17:08:59
SECOND LOOK
Mammagraph™

Robert Howard
Chairman of the Board, and Director

Robert Howard, the founder and Chairman of the Board of Directors of the Company, was the inventor of the first impact dot matrix printer. Mr. Howard was Chief Executive Officer of the Company from its establishment in 1984 until December of 1993. He was the founder, and from 1969 to April 1980 he served as President and Chairman of the Board, of Centronics Data Computer Corp. ("Centronics"), a manufacturer of a variety of computer printers. He resigned from Centronics' board of directors in 1983. From April 1980 until 1983, Mr. Howard was principally engaged in the management of his investments. Mr. Howard was Chairman of the Board of Presstek, Inc. ("Presstek"), a public company which has developed proprietary imaging and consumables technologies for the printing and graphic arts industries from June 1988 to September 1998 and served as Chairman Emeritus of the Board from September 1998 to December 2000. He is currently the Chariman of Ionotron, Inc., a public company involved in development of a proprietary laser based directed energy system, which he cofounded in 2001.



Robert Howard
Chairman of the Board, and Director

W. Scott Parr
President, Chief Executive Officer, and Director

W. Scott Parr joined the Company in January 1998 as President and Chief Executive Officer. He was appointed to the Company's Board of Directors in February 1998. Prior to joining iCAD, Mr. Parr served as Divisional Director and a member of the Board of Directors of SABi International Ventures, Inc. where he was responsible for restructuring and upgrading certain U.S. companies owned by foreign and venture investors. From 1995 to 1997 Mr. Parr was Chief Executive Officer, General Counsel and Director of Allied Logic Corporation, a start-up venture specializing in proprietary molding and manufacturing technologies. From 1990 to 1995 Mr. Parr was General Counsel and a Director of LaserMaster Technologies, Inc.



W. Scott Parr



Steven Rogers, Ph. D.
Chief Scientific Officer, and Director

Steven Rogers is the Company's Chief Scientific Officer. From 1997 until the acquisition of CADx on December 31, 2003, Dr. Rogers served as Chairman of the Board, Chief Executive Officer and President of Qualia, and the President of Qualia Financial Services, LLC since September 2002. Prior to joining Qualia, from 1984 to 1996 Dr. Rogers worked as a Professor of Electrical Engineering at the Air Force Institute of Technology. During his time in the U.S. Air Force designing smart weapons, Dr. Rogers published more than 200 technical papers in the areas of neural networks, pattern recognition, and optical processing and several textbooks including Introduction to Biological and Artificial Neural Networks for Pattern Recognition. Dr. Rogers is a Fellow of the IEEE and SPIE. After leaving the Air Force in 1996, Dr. Rogers served as the Director of Cognitive Systems at the Battelle Memorial Institute. Dr. Rogers left Battelle in 1999 to devote his full attention to Qualia.



Dr. Steven Rogers

Maha Sallam, Ph. D.
Executive Vice President of Advocacy, and Director



Dr. Maha Y. Sallam

Maha Sallam has been the Executive Vice President for the Company since June 2002. From 1997 until June 2002, Dr. Sallam served as President and later as Vice President of Regulatory Affairs and Clinical Testing of Intellligent Systems Software, Inc. (ISSI), a private company acquired by *i*CAD in June, 2002. She was one of ISSI's founders and she served as Director and Secretary of that company. Dr. Sallam has over fourteen years of industry and research experience in image analysis including a doctoral dissertation, conference presentations and several journal publications on the automated analysis of mammograms.

Our products are now being applied to early detection of breast cancer. And, we have demonstrated application of our technology to the early detection of lung and colon cancers.





Dr. Rachel Brem

Rachel Brem, M.D.[Δ∞]

Director

Rachel Brem is the Director of Breast Imaging and Intervention, Professor of Radiology and the Vice-Chairman in the Department of Radiology at The George Washington University Medical Center. Dr. Brem completed her undergraduate studies at Brandeis University followed by medical school at Columbia University where she graduated with honors. Dr. Brem completed both her Diagnostic Radiology Residency as well as MRI and Breast Imaging Fellowships at the Johns Hopkins Medical Institutions. Dr. Brem's research and clinical interest includes Minimally Invasive Breast Biopsy as well as New Technologies for the Earlier Diagnosis of breast cancer including Computer Aided Detection, Nuclear Medicine Imaging of the Breast as well as Electrical Impedance Imaging of the Breast.

George Farley[*∞]

Chairman Nominating and Corporate Governance Committee, and Director



George Farley

George Farley is a financial consultant with extensive experience both in senior finance management and as a corporate director. Mr. Farley served as Chief Financial Officer and Director for Talk America, Inc. and was an integral member of the team that created over $2 billion of shareholder value. He previously held the position as National Director, Managing Partner of BDO Seidman LLP where he specialized in Capital Formation and Mergers and Acquisitions. In addition to his service as director at Talk America, he has held directorships at Preserver Insurance Group, Acorn Holding Corporation, D&K Charitable Foundation and Olympia Leather, Inc.

James K. Harlan[*Δ]

Chairman Audit Committee, and Director

James Harlan has been the Executive Vice President and Chief Financial Officer of HNG Storage Company, a natural gas storage, development and operations company since 1998. From 1991 to 1997 Mr. Harlan served as General Manager and Chief Financial Officer of Pacific Resources Group where he was responsible for the planning and financial development of various manufacturing and distribution businesses in Asia. He also served as operations research and planning analyst for the White House Office of Energy Policy and Planning from 1977 to 1978, the Department of Energy from 1978 to 1981, and U.S. Synthetic Fuels Corporation from 1981 to 1984.



James K. Harlan

Herschel Sklaroff, M.D.∞

Director



Dr. Herschel Sklaroff

Herschel J. Sklaroff is currently involved in the establishment of the new Diagnostic and Preventive Medical Center at the The Mount Sinai Hospital where he will serve as associate director. After receiving his undergraduate and medical degrees from the University of Pennsylvania, he served his internship, medical residency as chief medical resident, and residency in cardiology as chief resident of cardiology at The Mount Sinai Hospital of New York City. He was appointed as Ward Chief at Elmhurst City Hospital an affiliate of The Mount Sinai Hospital and served for 11 years. He then served as Chief of General Medicine and then Chief of Medical Consultation Services at The Mount Sinai Hospital for 13 years.

Elliot Sussman, M.D.*Δ

Chairman Compensation Committee, and Director



Dr. Elliot Sussman

Elliot Sussman is currently President and Chief Executive Officer of Lehigh Valley Hospital and Health Network, a position he has held since 1993. Dr. Sussman is the Leonard Parker Pool Professor of Health Systems Management, Professor of Medicine, and Professor of Health Evaluation Sciences at Pennsylvania State University's College of Medicine. Dr. Sussman served as a Fellow in General Medicine and a Robert Wood Johnson Clinical Scholar at the University of Pennsylvania, and trained as a resident at the Hospital of the University of Pennsylvania.









Also Serving During the Reporting Period

Brett Smith

Kevin S. Woods

* *Indicates Member of the Finance and Audit Committee*

Δ *Indicates Member of the Compensation Committee*

∞ *Indicates Member of the Nominating and Corporate Governance Committee*

Executive Officers and Key Employees


James Corbett

W. Scott Parr
President, Chief Executive Officer, and Director

James Corbett
Chief Commercial Officer

Peter Farrell
Executive Vice President of Sales and Marketing


Peter Farrell

Annette L. Heroux
Vice President of Finance, and Chief Financial Officer

William A. Langille
Vice President of Manufacturing


William A. Langille

Steven Rogers, Ph. D.
Chief Scientific Officer, and Director

Maha Y. Sallam, Ph. D.
Executive Vice President of Advocacy, and Director

Thomas Shoup
Executive Vice President of Staff Operations

Medical Advisory Board

Judy C. Dean, M.D.
Santa Barbara, California

Maria Kallegeri, Ph. D.
University of South Florida

Myron Moscowitz, M.D.
Boca Raton Community Hospital

Michael T. Nelson, M.D.
University of Minnesota

Kathy J. Schilling, M.D.
Boca Raton Community Hospital


Annette L. Heroux


Thomas Shoup

Report of Independent Certified Public Accountants

To the Board of Directors
*i*CAD, Inc.
Nashua, New Hampshire

We have audited the accompanying consolidated balance sheets of *i*CAD, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. We have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *i*CAD, Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO SEIDMAN, LLP

Boston, Massachusetts
February 27, 2004

iCAD, Inc. and Subsidiaries
Consolidated Balance Sheets

Assets	December 31, 2003	December 31, 2002
Current assets:		
Cash and equivalents	$ 5,101,051	$ 1,091,029
Trade accounts receivable, net of allowance for doubtful accounts of $105,000 in 2003 and $40,000 in 2002	3,343,296	1,550,167
Inventory	2,123,642	390,349
Prepaid and other current assets	547,014	85,120
Total current assets	11,115,003	3,116,665
Property and equipment:		
Equipment	1,825,147	840,410
Leasehold improvements	26,489	8,051
Furniture and fixtures	133,562	22,271
	1,985,198	870,732
Less accumulated depreciation and amortization	717,635	579,545
Net property and equipment	1,267,563	291,187
Other assets:		
Patents, net of accumulated amortization	379,178	-
Technology intangibles, net of accumulated amortization	5,580,172	3,740,553
Tradename, distribution agreements and other, net of accumulated amortization	1,115,000	1,513,228
Goodwill	43,205,220	17,415,723
Total other assets	50,279,570	22,669,504
Total assets	$ 62,662,136	$ 26,077,356
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 3,979,488	$ 2,232,262
Accrued interest	333,652	229,078
Accrued expenses	2,204,976	1,776,824
Convertible subordinated debentures	10,000	10,000
Current maturities of notes payable	1,233,390	65,526
Total current liabilities	7,761,506	4,313,690
Loans payable to related party	3,630,000	200,000
Notes payable, less current maturities	3,375,000	108,390
Total liabilities	14,766,506	4,622,080
Commitments and Contingencies		
Stockholders' equity:		
Convertible Preferred Stock, $0.01 par value: authorized 1,000,000 shares; issued and outstanding 7,435 in 2003, and 8,550 in 2002, with the aggregate liquidation value of $1,257,500 in 2003 and $1,415,000 in 2002 plus 7% annual dividend	74	86
Common Stock, $0.01 par value: authorized 50,000,000 shares; issued 33,704,809 shares in 2003 and 26,418,124 shares in 2002; outstanding 33,636,933 shares in 2003 and 26,350,248 shares in 2002	337,048	264,181
Additional paid-in capital	120,395,390	85,829,483
Accumulated deficit	(71,886,618)	(63,688,210)
Treasury stock at cost (67,876 shares)	(950,264)	(950,264)
Total stockholders' equity	47,895,630	21,455,276
Total liabilities and stockholders' equity	$ 62,662,136	$ 26,077,356

See accompanying notes to consolidated financial statements.

iCAD, Inc. and Subsidiaries
Consolidated Statements of Operations

For the Years Ended December 31,	2003	2002	2001
Sales	$ 6,520,306	$ 5,000,184	$ 4,835,297
Cost of sales	2,941,663	5,161,643	3,936,406
Gross margin	3,578,643	(161,459)	898,891
Operating expenses:			
Engineering and product development	2,384,057	1,626,001	751,467
General and administrative	7,439,721	6,595,076	1,124,710
Marketing and sales	1,838,618	987,587	1,563,380
Total operating expenses	11,662,396	9,208,664	3,439,557
Loss from operations	(8,083,753)	(9,370,123)	(2,540,666)
Interest expense - net (includes $102,555, $26,761, and $114,952, respectively, to related parties)	(114,655)	(48,167)	(80,105)
Net loss	(8,198,408)	(9,418,290)	(2,620,771)
Preferred dividends	144,258	148,050	155,050
Net loss available to Common Stockholders	$ (8,342,666)	$ (9,566,340)	$ (2,775,821)
Net loss per share			
Basic and diluted	$ (0.31)	$ (0.46)	$ (0.20)
Weighted average number of shares used in computing loss per share			
Basic and diluted	26,958,324	20,928,397	13,950,119

See accompanying notes to consolidated financial statements.

iCAD, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock		Additional			
	Number of Shares Issued	Par Value	Number of Shares Issued	Par Value	Paid-in Capital	Accumulated Deficit	Treasury Stock	Stockholders' Equity
Balance at December 31, 2000	9,550	$ 96	13,588,126	$ 135,881	$ 55,365,491	$(51,649,149)	$ (950,264)	$ 2,902,055
Issuance of Common Stock pursuant to incentive stock option plan	-	-	118,832	1,188	151,071	-	-	152,259
Issuance of Common Stock relative to conversion of loan payable to related parties	-	-	1,432,910	14,329	1,591,364	-	-	1,605,693
Issuance of Common Stock for payment of dividends to investors	-	-	101,965	1,020	154,351	-	-	155,371
Preferred Stock dividends	-	-	-	-	(155,050)	-	-	(155,050)
Net loss	-	-	-	-	-	(2,620,771)	-	(2,620,771)
Balance at December 31, 2001	9,550	96	15,241,833	152,418	57,107,227	(54,269,920)	(950,264)	2,039,557
Issuance of Common Stock pursuant to incentive stock option plan	-	-	150,454	1,505	159,004	-	-	160,509
Issuance of Common Stock relative to conversion of loan payable to related parties	-	-	215,517	2,155	497,845	-	-	500,000
Issuance of Common Stock relative to conversion of Preferred Stock	(1,000)	(10)	100,000	1,000	(990)	-	-	-
Issuance of Common Stock to investor	-	-	250,000	2,500	497,500	-	-	500,000
Issuance of Common Stock relative to merger	-	-	10,400,000	104,000	27,569,500	-	-	27,673,500
Issuance of Common Stock for payment of dividends to investors	-	-	60,320	603	147,447	-	-	148,050
Preferred Stock dividends	-	-	-	-	(148,050)	-	-	(148,050)
Net loss	-	-	-	-	-	(9,418,290)	-	(9,418,290)
Balance at December 31, 2002	8,550	86	26,418,124	264,181	85,829,483	(63,688,210)	(950,264)	21,455,276
Issuance of Common Stock pursuant to incentive stock option plan	-	-	616,640	6,166	855,134	-	-	861,300
Issuance of Common Stock relative to payment of accounts payable	-	-	600,000	6,000	2,015,600	-	-	2,021,600
Issuance of Common Stock relative to conversion of Preferred Stock	(1,115)	(11)	157,500	1,575	(1,564)	-	-	-
Issuance of Common Stock in connection with legal settlement	-	-	325,954	3,260	1,212,940	-	-	1,216,200
Issuance of Common Stock relative to merger	-	-	4,300,000	43,000	24,467,000	-	-	24,510,000
Issuance of Common Stock relative to private offering	-	-	1,260,000	12,600	5,906,400	-	-	5,919,000
Issuance of stock options in payment for legal services	-	-	-	-	23,377	-	-	23,377
Compensation expense related to the extension of director stock options	-	-	-	-	87,285	-	-	87,285
Issuance of Common Stock for payment of dividends to investors	-	-	26,591	266	143,992	-	-	144,258
Preferred Stock dividends	-	-	-	-	(144,258)	-	-	(144,258)
Net loss	-	-	-	-	-	(8,198,408)	-	(8,198,408)
Balance at December 31, 2003	7,435	$ 74	33,704,809	$ 337,048	$120,395,390	$(71,886,618)	$ (950,264)	$47,895,630

See accompanying notes to consolidated financial statements.

*i*CAD, *Inc. and Subsidiaries*
Consolidated Statements of Cash Flows

For the Years Ended December 31,	2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (8,198,408)	$ (9,418,290)	$ (2,620,771)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation	138,090	143,809	242,335
Amortization	529,803	246,072	243,804
Loss on disposal of assets	1,443,628	473,350	-
Issuance of Common Stock for payment of legal settlement	1,216,200	-	-
Legal expense relative to issuance of stock options and warrants	23,377	-	-
Compensation expense relative to extension of stock options	87,285	-	-
Compensation expense related to issue of stock at merger	-	2,800,000	-
Changes in operating assets and liabilities (exclusive of acquisitions):			
Accounts receivable	685,960	(167,262)	391,368
Inventory	(275,657)	2,207,149	79,913
Prepaid and other current assets	(52,927)	4,026	74,722
Accounts payable	360,073	905,624	80,161
Accrued interest	104,574	25,779	114,045
Accrued expenses	(728,526)	524,034	17,633
Total adjustments	3,531,850	7,162,581	1,243,981
Net cash used by operating activities	(4,666,558)	(2,255,709)	(1,376,790)
Cash flows from investing activities:			
Additions to patents, technology and other	(264,225)	-	(111,168)
Additions to property and equipment	(100,000)	(150,062)	(85,582)
Acquisitions, net of cash acquired	(1,103,969)	2,202,040	-
Net cash provided (used) by investing activities	(1,468,194)	2,051,978	(196,750)
Cash flows from financing activities:			
Issuance of Common Stock for cash	6,780,300	160,509	152,259
Proceeds from investor	3,430,000	500,000	-
Proceeds of convertible note payable to principal stockholder	-	750,000	480,000
Proceeds of note payable	-	-	193,492
Payment of demand note payable to principal stockholder	-	(550,000)	(80,000)
Payment of note payable	(65,526)	(61,109)	(14,622)
Payment of convertible subordinated debentures	-	-	(107,000)
Net cash provided by financing activities	10,144,774	799,400	624,129
Increase (decrease) in cash and equivalents	4,010,022	595,669	(949,411)
Cash and equivalents, beginning of year	1,091,029	495,360	1,444,771
Cash and equivalents, end of year	$ 5,101,051	$ 1,091,029	$ 495,360
Supplemental disclosure of cash flow information:			
Interest paid	$ 1,965	$ 983	$ 10,530
Non-cash items from investing and financing activities:			
Conversion of loans and accrued interest payable to related parties into Common Stocks	$ -	$ 500,000	$ 1,605,693
Conversion of accounts payable into related party loan payable	$ -	$ -	$ 150,000
Conversion of accounts payable into Common Stock	$ 2,021,600	$ -	$ -
Dividends payable with Common Stock	$ 144,258	$ 148,050	$ 155,371
Fair market value of *i*CAD Common Stock and Common Stock options issued to acquire capital stock of Qualia and ISSI	$ 24,510,000	$ 27,673,500	$ -
Net tangible assets of Qualia and ISSI acquired, excluding cash acquired of $446,031 and $2,202,040, respectively	$ 1,317,092	$ 406,433	$ -
Fair market value of indentifiable intangible assets acquired from Qualia and ISSI, respectively	$ 3,694,000	$ 5,437,000	$ -

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations and Use of Estimates

*i*CAD, Inc. and its subsidiaries (the "Company") designs, develops, manufactures and markets Computer Aided Detection (CAD) technology for mammography applications and medical film digitizers. The Company considers itself a single reportable business segment. The Company sells its products throughout the world through various distributors, resellers and systems integrators. (See Note 10 for geographical and major customer information.)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the Company's estimates and assumptions used in the preparation of the financial statements relate to the Company's products, which are subject to rapid technological change. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to inventories, equipment, software development costs and intangible assets.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries that were acquired during 2002 and 2003, Howtek Devices Corporation, ISSI Acquisition, Inc., Qualia Acquisition Corporation, CADx Systems, Inc., CADx Medical Systems Inc., CADx Systems Ltd. and CADx Medical SARL. Any material intercompany transactions and balances have been eliminated in consolidation. In the fourth quarter of 2003 the Howtek Devices Corporation and ISSI Acquisition, Inc., subsidiaries were dissolved and merged into *i*CAD, Inc.

(c) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition and generally does not require collateral.

Senior management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to the Company, it believes the allowance for doubtful accounts as of December 31, 2003 is adequate. However, actual write-offs might exceed the recorded allowance.

(1) Summary of Significant Accounting Policies *(continued)*

(d) Inventory

Inventory is valued at the lower of cost or market value, with cost determined by the first-in, first-out method. At December 31, inventory consisted of raw material and finished goods of approximately $129,000 and $1,995,000, respectively, for 2003 and raw material and finished goods of approximately $161,000 and $229,000, respectively, for 2002.

During the quarter ended June 30, 2002, the Company wrote down inventory related to its discontinued graphic arts and photographic product lines to its estimated salvage value of zero. The write down for the year ended December 31, 2002 totaled approximately $2,370,000.

(e) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets (ranging from 3 to 5 years).

(f) Patents

The costs for patents are being amortized over the estimated useful life of the respective assets using the straight-line method. Patents related to discontinued product lines with net book values totaling $10,086 were written off during 2002.

(g) Software Development Costs

Software development costs for application software and application software enhancements were capitalized subsequent to the establishment of their technological feasibility (as defined in Statement of Financial Accounting Standards No. 86). The Company capitalized $101,875 of internally developed and externally purchased software costs during fiscal 2001. No amounts were capitalized during 2002 and 2003.

The capitalized software balances were presented net of accumulated amortization. Capitalized software costs were amortized using the straight-line method over their estimated economic lives (36 months). All software developments costs, which related to discontinued product lines, with net book values totaling $170,202, were written off during 2002. As of December 31, 2003 software development costs was zero.

(h) Revenue Recognition

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable.

(1) Summary of Significant Accounting Policies *(continued)*

(i) Cost of Sales

Cost of sales consists of the costs of products purchased for resale, any associated inbound and outbound freight and duty, any costs associated with manufacturing, warehousing, material movement and inspection, amortization of any license rights, and amortization of capitalized software.

(j) Warranty Costs

The Company's products are generally under warranty against defects in material and workmanship from a 90 day to 2 year period, depending on the product. The Company established a warranty reserve in the amount of $100,000 in 2003. Warranty costs were not material in any prior periods presented.

(k) Engineering and Product Development

These costs relate to research and development costs which are expensed as incurred, except for amounts related to software development costs incurred after the establishment of technological feasibility (see (g) above) which are capitalized.

(l) Net Loss Per Common Share

Net loss per common share has been computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share".

(m) Cash Flow Information

For purposes of reporting cash flows, the Company defines cash and equivalents as all bank transaction accounts, certificates of deposit, money market funds and deposits, and other money market instruments maturing in less than 90 days, which are unrestricted as to withdrawal.

(n) Income Taxes

The Company follows the liability method under Statement of Financial Accounting Standards No. 109 ("SFAS 109"). The primary objectives of accounting for taxes under SFAS 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset for the future tax consequences of events that have been reflected in the Company's financial statements or tax returns.

(1) Summary of Significant Accounting Policies *(continued)*

(o) Long-Lived Assets

Long-lived assets, such as intangible assets, other than goodwill, and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

Intangible assets subject to amortization consists primarily of patents, technology intangibles, trade name and distribution agreements purchased in the acquisition of ISSI in June, 2002 and CADx in December, 2003 (See Note 2). These assets are amortized on a straight-line basis over their estimated useful lives of 2 to 10 years.

For the Years Ended December 31,	2003	2002	Weighted Average Useful Life
Gross carrying amount			
Patents	$ 389,178	-	5 years
Technology	$ 6,160,822	$3,871,000	10 years
Trade name	$ 248,000	-	10 years
Distribution agreements	$ 867,000	$1,566,000	2-3 years
Total intangible assets	$ 7,665,000	$5,437,000	
Accumulated amortization			
Patent	$ 10,000	-	
Technology	$ 580,650	$ 130,447	
Trade name	-	-	
Distribution agreements	-	$ 52,772	
Total accumulated amortization	$ 590,650	$183,219	
Intangible assets, net	$ 7,074,350	$5,253,781	

Amortization expense related to intangible assets was $530,000, $246,000 and $244,000 for the years ended December 31, 2003, 2002, and 2001, respectively. Estimated amortization of our intangible assets for the next five fiscal years is as follows including amortization expense related to intangibles from our acquisitions of ISSI in 2002 and CADx in 2003:

(1) Summary of Significant Accounting Policies *(continued)*

(o) Long-Lived Assets *(continued)*

Estimated Amortization Expense

For the year ended December 31, 2004	$1,003,000
For the year ended December 31, 2005	1,003,000
For the year ended December 31, 2006	870,000
For the year ended December 31, 2007	670,000
For the year ended December 31, 2008	645,000

In the third quarter of 2003, the Company recorded a one-time write-off of $1,443,628 for the remaining asset, net of accumulated amortization, attributable to its distribution agreement with Instrumentarium, which the Company assumed as part of the ISSI acquisition. This write-off came after assessing the performance of Instrumentarium under the distribution agreement, and in light of the Company's implementation of alternative distribution channels. This charge is included in general and administrative expenses.

(p) Goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 supersedes APB Opinion No. 17, "Intangible Assets", and addresses the accounting for acquired goodwill and intangible assets. Goodwill and indefinite-lived intangible assets will no longer be amortized and will be tested for impairment at least annually.

Goodwill arose in connection with the ISSI acquisition in June 2002 and with CADx at December 31, 2003. (See Note 2.)

(q) Stock-Based Compensation

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Under APB Opinion 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized.

(1) Summary of Significant Accounting Policies *(continued)*

(q) Stock-Based Compensation *(continued)*

The Company provides proforma disclosures of compensation expense under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". The Company estimates the fair value of each granting of options at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003: no dividends paid; expected volatility of 80.8%; risk-free interest rates of 2.91%, 2.34%, 2.63%, 2.60%, 3.06% and 3.34%; and expected lives of 4 to 5 years. The weighted-average assumptions used for grants in 2002 were: no dividends paid; expected volatility of 80.3%; risk-free interest rates of 2.01%, 4.86%, 3.37%, 1.79% and 1.56%; and expected lives of 1 and 9 years. The weighted-average assumptions used for grants in 2001 were: no dividends paid; expected volatility of 75.9%; risk-free interest rates of 4.78% and 3.87%; and expected lives of 1 to 4 years.

Had compensation cost for the Company's option plans been determined using the fair value method at the grant dates, the effect on the Company's net loss and loss per share for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

	2003	2002	2001
Net loss available to common stockholders as reported	$ (8,342,66)	$ (9,566,340)	$ (2,775,821)
Add: Stock-based employee compensation expense included in reported net income	-	-	-
Deduct: Total stock-based employee compensation determined under fair value method for all awards	(204,455)	(1,820,855)	(142,210)
Pro forma net loss	$ (8,547,121)	$(11,387,195)	$ (2,918,031)
Basic and diluted loss per share			
As reported	$ (0.31)	$ (0.46)	$ (0.20)
Pro forma	$ (0.32)	$ (0.54)	$ (0.21)

(r) Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2003, 2002 and 2001 was $250,000, $125,000 and $151,000, respectively.

(1) Summary of Significant Accounting Policies (continued)

(s) Recently Issued Accounting Standards

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, Rescission of FASB Statements SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 rescinds Statement No. 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, FASB Statement No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No.145 related to the rescission of Statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The adoption of SFAS No. 145 did not have any effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. This statement superseded EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Under this statement, a liability or a cost associated with a disposal or exit activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required under EITF 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption permitted. The adoption of SFAS No. 146 did not have a significant impact on the Company's financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue arrangements with multiple deliverables include arrangements which provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the guidance under this consensus did not have an impact on the Company's financial position, results of operations or cash flows.

1) Summary of Significant Accounting Policies *(continued)*

(s) Recently Issued Accounting Standards *(continued)*

In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which will significantly change current practice in the accounting for, and disclosure of, guarantees. FIN No. 45 requires that a guarantor recognize, at the inception of certain types of guarantees, a liability of the obligation undertaken in issuing the guarantee at fair value. The interpretation also requires significant new disclosures in the financial statements of the guarantor about its obligations under certain guarantees. The Company is required to apply the disclosure provisions of FIN No. 45 in its financial statements as of December 31, 2002. The accounting provisions of FIN No. 45 are applicable for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 did not have a material effect on the Company's financial statements and it does not expect the accounting provisions of this interpretation to have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, ("FIN No. 46")" which requires all variable interest entities ("VIEs") to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the VIE. In addition, the interpretation expands disclosure requirements for both variable interest entities that are consolidated, as well as VIEs from which the entity is the holder of a significant amount of the beneficial interests, but not the majority. The disclosure requirements of this interpretation are effective for all financial statements issued after January 31, 2003. The consolidation requirements of this interpretation are effective for all periods beginning after June 15, 2003. The Company does not have any VIEs, therefore the adoption of this interpretation did not have any effect on its results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to existing financial instruments effective June 29, 2003. The adoption of this statement did not have a material effect on the Company's results of operations or financial condition.

(2) Acquisitions

(a) Acquisition of CADx

On December 31, 2003, the Company completed the acquisition of CADx. This merger brings together two of the three companies approved by the FDA to market computer aided detection of breast cancer solutions in the United States. To complete the merger, *i*CAD issued a total of 4,300,000 shares of its Common Stock, representing approximately 13% of the outstanding shares of *i*CAD Common Stock after the merger. The value of the Company's Common Stock issued was based upon a per share value of $5.70, equal to the closing price on November 28, 2003, the day the acquisition was announced. Additionally, *i*CAD paid $1,550,000 in cash and executed a 36-month secured promissory note in the amount of $4,500,000 to purchase Qualia shares that were owned by two institutional investors. The acquisition was accounted for as a purchase on December 31, 2003, and accordingly, the operations of CADx are not included in the consolidated financial statements but will commence on January 1, 2004. The purchase price has been allocated to net assets acquired based upon an appraisal of their fair values, but the allocation is subject to further adjustment.

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Current assets	$ 4,791,693
Property and equipment	850,241
Identifiable intangible assets	3,694,000
Goodwill	25,789,497
Current liabilities	(3,878,811)
Purchase price	$ 31,246,620

The goodwill of $25,789,497 is not expected to be deductible for income tax purposes.

The unaudited proforma operating results for the Company, assuming the acquisition of CADx occurred as of January 1, 2003, are as follows:

Year Ended December 31,	**2003**
Sales	$ 16,219,443
Loss from operations	$(14,553,691)
Net loss	$(15,087,642)
Net loss per share:	
Basic and diluted	$ (0.57)

(2) Acquisitions *(continued)*

(b) Acquisition of ISSI

On June 28, 2002, the Company completed the acquisition of Intelligent Systems Software, Inc. ("ISSI") pursuant to a plan and agreement of merger. The Company acquired all of the issued and outstanding capital stock of ISSI, a privately held company based in Boca Raton, Florida. The Company initiated the merger with the intention of improving its competitive position in the CAD market place for products of the combined companies. In the merger, the Company issued a total of 10,400,000 shares of its Common Stock to the ISSI stockholders, including 2,000,000 shares of the Company's Common Stock which were issued to a corporation owned by the Chairman of the Company, Mr. Robert Howard, in exchange for shares of ISSI Common Stock purchased by the corporation immediately prior to the merger, as approved by the Company's shareholders and in accordance with the provisions of the merger agreement. The value of the Company's Common Stock issued was based upon a per share value of $3.20, equal to the closing price on February 19, 2002, the day the acquisition was announced. In connection with the 2,000,000 shares issued to the corporation owned by Mr. Howard, the Company recorded compensation expense of $2,800,000, which represented the amount that the fair market value of *i*CAD common shares issued exceeded the consideration paid for ISSI Common Stock. The acquisition was accounted for as a purchase, and accordingly, the operations of ISSI are included in the consolidated financial statements since the effective date, the close of business on June 28, 2002 through December 31, 2002. The purchase price has been allocated to net assets acquired based upon an appraisal of their fair values.

Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Current assets	$ 3,180,347
Property and equipment	246,613
Identifiable intangible assets	5,437,000
Goodwill	17,415,723
Current liabilities	(762,332)
Notes payable	(56,155)
Purchase price	$25,461,196

The goodwill of $17,415,723 is not deductible for income tax purposes.

(2) Acquisitions *(continued)*

(b) Acquisition of ISSI *(continued)*

The unaudited proforma operating results for the Company, assuming the acquisition of ISSI occurred as of January 1, 2002, are as follows:

Year Ended December 31,	2002
Sales	$ 6,246,432
Loss from operations	$ (9,991,795)
Net loss	$(10,039,962)
Net loss per share:	
Basic and diluted	$ (0.39)

(3) Restructuring Charges

(a) Discontinued Product Lines

During the second quarter of 2002, the Company implemented a plan whereby it would no longer support its graphic arts and photographic product lines and would concentrate its efforts in the medical imaging and CAD business. In connection therewith, the Company wrote off all inventories, fixed assets and intangible assets related to the discontinued product lines down to their estimated salvage values. Accordingly, during 2002 the Company recorded charges for the write off of inventory of approximately $2,370,000, fixed assets of approximately $237,000 and intangible assets of approximately $180,000.

During the fourth quarter of 2002, the Company concluded the licensing and divestiture of the discontinued product lines. The license agreement provided for the sale of all tangible and intangible assets related to the product lines. Total consideration of $188,117 was paid through the assumption of certain liabilities of the Company and is included in the cost of sales in the accompanying consolidated statements of operations for the year ended December 31, 2002. In accordance with the licensing agreement any sales by the licensee will result in royalty revenue to the Company. Royalty revenues are earned as a flat fee for each unit sold by the licensee. No royalty revenue was received in 2003.

(3) Restructuring Charges *(continued)*

(b) Closure of Boca Raton Office

During the third quarter of 2002, the Company's first quarter of combined operations, *i*CAD's management and directors evaluated the Company's organization and operations to identify and eliminate redundancies and inefficiencies created through the merger of Howtek and ISSI. As a consequence, the Company negotiated the resignations of three members of senior management, and took action to close the Company's office in Boca Raton, Florida in 2003 resulting in a one time charge of $884,000. Charges recorded in connection with separation agreements negotiated with its former Chief Executive Officer and Vice President of Finance totaled approximately $790,000. The cost of closing the Boca Raton office totaled approximately $94,000 and represented remaining amounts due under the non-cancelable operating lease for the facility. The total charge is included in general and administrative expenses in the accompanying consolidated statement of operations. As of December 31, 2002, approximately $110,000 of severance and closing costs were paid and charged against the liability. Severance and closing costs accrued as of December 31, 2002 totaled approximately $774,000, with $449,000 paid in 2003 and expected payments of $269,000 and $56,000 for 2004 and 2005, respectively.

(4) Related Party Transactions

(a) Loan Payable to Principal Stockholder

The Company has a Revolving Loan and Security Agreement (the "Loan Agreement") with Mr. Robert Howard, Chairman of the Board of Directors of the Company, under which Mr. Howard has agreed to advance funds, or to provide guarantees of advances made by third parties in an amount up to $4,000,000. The Loan Agreement expires January 4, 2005, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company and bear interest at prime interest rate plus 2% with a minimum of 8%. Mr. Howard is entitled to convert outstanding advances made by him under the Loan Agreement into shares of the Company's Common Stock at any time based on the outstanding closing market price of the Company's Common Stock at the lesser of the market price at the time each advance is made or at the time of conversion.

During the first quarter of 2002, Mr. Howard converted $500,000 of advances made under the Loan Agreement into 215,517 shares of restricted Common Stock of the Company. In the second quarter of 2002 the Company borrowed $250,000 and in November 2002 the Company repaid Mr. Howard $50,000 pursuant to the Loan Agreement. In 2003 the Company borrowed $3,430,000 pursuant to the Loan Agreement.

(4) Related Party Transactions *(continued)*

(a) Loan Payable to Principal Stockholder *(continued)*

As of December 31, 2003, $3,630,000 was owed by the Company and the Company had $370,000 available for future borrowings under the Loan Agreement.

The Company had Secured Demand Notes and Security Agreements (the "Notes") owed to Mr. Robert Howard, totaling $500,000 as of December 31, 2001. The principal of these Notes was due and payable in full, together with interest accrued and any penalties provided for, on demand. Under the terms of the Notes the Company agreed to pay interest at the lower rate of (a) 12% per annum, compounded monthly or (b) the maximum rate permitted by applicable law. Payment of the Notes was secured by a security interest in certain assets of the Company. In March 2002, the Company repaid the principal balance due in the amount of $500,000 and the Notes were discharged.

(b) Premises Lease and Other Expenses

The Company conducted its operations in premises owned by Mr. Robert Howard, pursuant to a lease, which expired January 31, 2003. As of December 31, 2002, future minimum lease payments under this lease are $6,542 for 2003. The Company was required to pay real estate taxes, provide insurance and maintain the premises.

Total rent paid under this lease for each of the years ended December 31, 2002 and 2001 was $78,500.

In January 2003, the Company relocated its principal executive offices. (See Note 11 (a) of the Notes to Consolidated Financial Statements.)

(5) Accrued Expenses

Accrued expenses consist of the following at December 31, 2003 and 2002:

	2003	2002
Accrued office closure and related costs	$ -	$ 774,332
Accrued litigation	-	383,000
Accrued legal settlement	250,000	-
Accrued salary and related expenses	1,273,559	178,127
Accrued warranty expense	100,000	-
Other accrued expenses	364,917	441,365
Unearned revenue	216,500	-
	$2,204,976	$1,776,824

(6) Convertible Subordinated Debentures

The Company has a 9% Convertible Subordinated Debentures (the "Debentures"), which became due December 1, 2001. Interest on the Debentures was payable semi-annually on June 1 and December 1. The Debentures were convertible into Common Stock of the Company at the conversion price of $19.00 per share, subject to adjustment in certain events. On December 31, 1998, the Company and the Trustee of the Debentures entered into a Second Supplemental Indenture (the "Agreement"). The purpose of the Agreement was to reduce the conversion price for the Debentures from $19.00 per share to $1.00 per share, subject to adjustment as set forth in the Indenture, during the period from December 31, 1998 through March 23, 1999. Under the Agreement, $2,064,000 were converted into 2,064,000 shares of Common Stock, at the conversion price of $1.00 per share. In December 2001, $107,000 of its Debentures were presented for payment. As of December 31, 2002 and 2003 the Company's outstanding balance on its Debentures was $10,000.

(7) Notes Payable

On December 31, 2003, the Company completed the acquisition of CADx. To complete the merger, the Company executed a secured promissory note in the amount of $4,500,000 issued in favor of CADx Canada which is payable over 36 months and bears interest at the rate per annum equal to the greater of (i) 6.25% or (ii) the prime rate plus 1%. The note is secured by the assets of *i*CAD. Maturity of the note payable is as follows:

Year Ending	Principal
2004	$1,125,000
2005	1,500,000
2006	1,500,000
2007	375,000

In connection with the acquisition of ISSI, the Company assumed two convertible promissory notes payable with an original principal amount totaling $56,155. The Company is required to make quarterly interest payments on the outstanding principal balance at a rate of 7% per annum. The convertible promissory notes payable mature in November 2004 at which time any outstanding principal balance is due. The convertible promissory notes payable give the holder the right at any time to convert the then outstanding principal and any accrued interest balances into shares of Common Stock based on the conversion rate of $0.89 per share of the Company's Common Stock.

During 2001, the Company entered into a financing agreement with a supplier to purchase $193,492 of components, pursuant to a note payable (the "Note"). Principal on the Note is payable over 36 months starting October 1, 2001. Under the terms of the Note the Company agreed to pay interest at a fixed rate of 7% per annum. As of December 31, 2003, the Company owed $52,235 pursuant to the Note. Principal monthly payments are due through September 2004.

(8) Stockholders' Equity

(a) Preferred Stock

7% Series A Convertible Preferred Stock. On December 22, 1999 the Company, pursuant to the authority of the Company's Board of Directors, adopted a resolution creating a series of Preferred Stock designated as 7.0% Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The number of shares initially constituting the Series A Preferred Stock was 10,000, par value $.01 per share, which may be decreased (but not increased) by the Board of Directors without a vote of stockholders, provided, however, that such number may not be decreased below the number of then outstanding shares of Series A Preferred Stock. The holders of the shares of Series A Preferred Stock shall vote together with the Common Stock as a single class on all actions to be voted on by the stockholders of the Company. Each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of whole shares of Common Stock into which each share of Series A Preferred Stock is then convertible. The holders shall be entitled to notice of any stockholder's meeting in accordance with the By-Laws of the Company. Each share of Series A Preferred Stock is convertible into that number of shares of Common Stock determined by dividing the aggregate liquidation preference of the number of shares of Series A Preferred Stock being converted by $1.00 (the "Conversion Rate"). The Conversion Rate shall be subject to appropriate adjustment by stock split, dividend or similar division of the Common Stock or reverse split or similar combinations of the Common Stock prior to conversion. The Company may at any time after the date of issuance, at the option of the Board of Directors, redeem in whole or in part the Series A Preferred Stock by paying cash equal to $100 per share together with any accrued and unpaid dividends (the "Redemption Price"). The Redemption Price shall be subject to appropriate adjustment by the Board of Directors of similar division of shares of Series A Preferred Stock or reverse split or similar combination of the Series A Preferred Stock. In the event the Company shall liquidate, dissolve or wind up, no distribution shall be made to the holders of shares of Common Stock unless, prior thereto the holders of shares of Series A Preferred Stock shall have received $100 per share (as adjusted for any stock dividends, combinations or splits) plus all declared or accumulated but unpaid dividends. The holders of shares of Series A Preferred Stock, in preference to the holders of shares of Common Stock, shall be entitled to receive cumulative dividends of $7.00 per annum per share, payable annually, subject to appropriate adjustment by the Board of Directors of the Company in the event of any stock split, dividend or similar division of shares of Series A Preferred. Dividends are payable annually, in arrears, on the last day of December in each year.

On April 12, 2000, the Company sold, in private transactions, a total of 2,250 shares of its 7% Series A Preferred Stock ($.01 per share par value), at $100 per share, consisting of 1,000 shares to an unrelated party, 1,000 shares to Dr. Lawrence Howard, son of the Company's Chairman, Mr. Robert Howard, and 250 shares to Mr. W. Scott Parr, the Company's President, Chief Executive Officer, for gross proceeds of $225,000.

8) Stockholders' Equity *(continued)*

(a) Preferred Stock *(continued)*

In 2003, Dr. Lawrence Howard converted 1,000 shares of the Company's Series A Preferred Stock into 100,000 shares the Company's Common Stock.

7% Series B Convertible Preferred Stock. On October 19, 2000 the Company, pursuant to the authority of the Company's Board of Directors, adopted a resolution creating a series of Preferred Stock designated as 7.0% Series B Convertible Preferred Stock (the "Series B Preferred Stock"). The number of shares initially constituting the Series B Preferred Stock was 2,000, par value $.01 per share, which may be decreased (but not increased) by the Board of Directors without a vote of stockholders, provided, however, that such number may not be decreased below the number of then outstanding shares of Series B Preferred Stock. The holders of the shares of Series B Preferred Stock have no voting rights other than is required by law. Each share of Series B Preferred Stock is convertible into that number of shares of Common Stock determined by dividing the aggregate liquidation preference of the number of shares of Series B Preferred Stock being converted by $2.00 (the "Conversion Rate"). The Conversion Rate shall be subject to appropriate adjustment by stock split, dividend or similar division of the Common Stock or reverse split or similar combinations of the Common Stock prior to conversion. The Company may at any time after the date of issuance, at the option of the Board of Directors, redeem in whole or in part the Series B Preferred Stock by paying cash equal to $1,000 per share together with any accrued and unpaid dividends (the "Redemption Price"). The Redemption Price shall be subject to appropriate adjustment by the Board of Directors of similar division of shares of Series B Preferred Stock or reverse split or similar combination of the Series B Preferred Stock. In the event the Company shall liquidate, dissolve or wind up, no distribution shall be made to the holders of shares of Common Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received $1,000 per share (as adjusted for any stock dividends, combinations or splits) plus all declared or accumulated but unpaid dividends. The holders of shares of Series B Preferred Stock, in preference to the holders of shares of Common Stock, shall be entitled to receive cumulative dividends of $70.00 per annum per share, payable annually, subject to appropriate adjustment by the Board of Directors of the Company in the event of any stock split, dividend or similar division of shares of Series B Preferred. Dividends are payable annually, in arrears, on the last day of December in each year.

In October 2000, the Company sold, in private transactions, a total of 1,400 shares of its 7% Series B Preferred Stock ($.01 per share par value), at $1,000 per share, consisting of 1,350 shares to unrelated parties, and 50 shares to Mr. W. Scott Parr, for gross proceeds of $1,400,000.

The 1,400 shares of 7% Series B Preferred Stock were issued with a conversion price below the Company's Common Stock quoted value and as a result accreted dividends of $996,283 were recorded and included in the net loss per share calculation for the year ended December 31, 2000. In 2003, 115 shares of the Company's Series B Preferred Stock were converted by unrelated parties into 57,500 shares the Company's Common Stock.

(8) Stockholders' Equity *(continued)*

(b) Stock Options

The Company has four stock option plans, which are described as follows:

The Howtek, Inc. 1993 Stock Option Plan ("The 1993 Plan").

The 1993 Plan (the "Plan") was adopted in November 1993. The Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 1,625,000 shares of the Company's Common Stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's common stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the Plan are generally exercisable over a ten-year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant. No new options can be granted under this plan.

The Howtek, Inc. 2001 Stock Option Plan, ("The 2001 Plan").

The 2001 Plan was adopted in August 2001, at the Annual Meeting of Stockholders at which the Stockholders voted to replace the 1993 plan, which had no further stock available for grant. The 2001 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 1,200,000 shares of the Company's Common Stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's Common Stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price.

Incentive options granted under the 2001 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2001 Plan are generally exercisable over a ten year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant.

(8) Stockholders' Equity *(continued)*

(b) Stock Options *(continued)*

The Howtek, Inc. 2002 Stock Option Plan, ("The 2002 Plan").

The 2002 Plan was adopted in June 2002, at the Annual Meeting of Stockholders. The 2002 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 500,000 shares of the Company's Common Stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's Common Stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2002 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2002 Plan are generally exercisable over a ten year period.

Intelligent Systems Software 2001 Stock Option Plan.

In connection with *i*CAD's acquisition of Intelligent Systems Software, Inc. in June 2002, *i*CAD assumed options granted under Intelligent Systems Software's 2001 Stock Option Plan to purchase 400,000 shares of Intelligent Systems Software's Common Stock, which options were converted upon such acquisition into the right to purchase 500,000 shares of *i*CAD's Common Stock in accordance with the terms and conditions set forth in such 2001 Stock Option Plan.

(8) Stockholders' Equity *(continued)*

(b) Stock Options *(continued)*

A summary of stock option (incentive and non-qualifying) activity is as follows:

	Option Shares	Price Range Per Share	Weighted Average
Outstanding, January 1, 2001	1,425,489	$ .81-$1.81	$1.31
Granted	197,000	$ .95-$3.00	$1.21
Exercised	(118,832)	$ .81-$1.72	$1.28
Cancelled	(27,068)	$ .81-$1.75	$1.42
Outstanding, December 31, 2001	1,476,589	$ .81-$3.00	$1.28
Granted	2,483,445	$ .80-$3.49	$2.42
Exercised	(150,454)	$ .80-$1.75	$1.07
Cancelled	(34,832)	$1.72-$3.49	$2.24
Outstanding, December 31, 2002	3,774,748	$ .80-$3.49	$2.04
Granted	911,500	$1.64-$4.91	$2.09
Exercised	(616,640)	$ .80-$3.49	$1.40
Cancelled	(381,057)	$ .81-$3.49	$2.41
Outstanding, December 31, 2003	3,688,551	$ .80-$4.91	$2.12
Exercisable at year-end			
2001	1,078,641	$ .81-$3.00	$1.27
2002	2,976,918	$ .80-$3.49	$2.05
2003	2,598,682	$ .80-$3.49	$2.19
Available for future grants			
2003	69,612		

The weighted-average fair value of options granted during the year was $1.25 per option for 2003, $1.49 per option for 2002 and $0.61 per option for 2001.

The weighted-average remaining contractual life of stock options outstanding for all plans at December 31, 2003 was 7.7 years.

(8) Stockholders' Equity *(continued)*

(b) Stock Options *(continued)*

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Prices	$.80 to $.95	$1.00 to $1.13	$1.50 to $4.91
Outstanding options:			
Number outstanding at December 31, 2003	563,934	327,390	2,797,227
Weighted average remaining contractual life (years)	6.6	4.3	8.3
Weighted average exercise price	$0.83	$1.13	$2.50
Exercisable options:			
Number outstanding at December 31, 2003	523,934	327,390	1,747,358
Weighted average remaining contractual life (years)	6.5	4.3	7.9
Weighted average exercise price	$0.82	$1.13	$2.80

(c) Earnings per Share

The Company follows Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires the presentation of both basic and diluted earning per share on the face of the Statements of Operations. Conversion of the subordinated debentures and other convertible debt and Preferred Stock and assumed exercise of options and warrants are not included in the calculation of diluted loss per share since the effect would be antidilutive. Accordingly, basic and diluted net loss per share do not differ for any period presented. The following table summarizes the Common Stock equivalent of securities that were outstanding as of December 31, 2003, 2002 and 2001, but not included in the calculation of diluted net loss per share because such shares are antidilutive:

	2003	2002	2001
Stock options	3,688,551	3,774,748	1,476,589
Stock warrants	124,200	57,000	57,000
Convertible Revolving Promissory Note	1,261,136	80,000	-
Convertible Series A Preferred Stock	615,000	715,000	815,000
Convertible Series B Preferred Stock	642,500	700,000	700,000

(8) Stockholders' Equity *(continued)*

(d) Private Placement

On November 24, 2003, the Company sold 1,260,000 shares of its Common Stock for $5.00 per share in a private placement to institutional investors. The Company also issued to such investors' additional investment rights to purchase up to an additional 315,000 shares of its Common Stock at $5.00 per share. The net proceeds to the Company for the 1,260,000 shares sold were approximately $5,919,000. A total of 90,000 shares of the Company's Common Stock were issued in connection with the additional investment rights in 2004. The remaining shares expired unexercised. The net proceeds to the Company for the 90,000 shares sold were approximately $425,000. Ladenburg Thalmann & Co. Inc. served as placement agent for these transactions for which it received compensation in the amount of approximately $404,000 and a five year warrant to purchase 67,200 shares of the Company's Common Stock at $5.00 per share.

(e) Stock Subscription Warrants

On November 24, 2003, the Company issued a Common Stock purchase warrant (the "2003 Warrant") to Ladenburg Thalmann & Co., Inc. (the "Agent"), that served as a placement agent for the private placement transaction. The warrants were issued for placement services, for which the Agent received a five-year warrant. The 2003 Warrant entitles the Agent to purchase from the Company up to 67,200 shares of the Company's Common Stock at $5.00 per share. The Agent may exercise the Warrant at any time or from time to time on or prior to November 24, 2008.

During 2000, the Company issued a Common Stock purchase warrant (the "New Warrant") to the company (the "Supplier") responsible for software development of certain of the Company's software, as part of its development agreement entered into in 2000. The New Warrant entitles the Supplier to purchase from the Company up to 7,000 shares of the Company's Common Stock at $3.00 per share. The Supplier may exercise the New Warrant at any time or from time to time on or prior to February 28, 2005. The Company estimated the fair value of the New Warrant at the date of issue to be $12,818 using the Black-Scholes option-pricing model. The value of the New Warrant was expensed in 2000.

In December 1999, the Company issued a Common Stock purchase warrant (the "Warrant") to the company (the "Manufacturer") responsible for the assembly of the Company's MultiRAD™ medical film digitizer, as part of its manufacturing agreement. The Warrant entitles the Manufacturer to purchase from the Company up to 50,000 shares of the Company's Common Stock at $2.50 per share. The Manufacturer may exercise the Warrant at any time or from time to time on or prior to December 31, 2004. The Company estimated the fair value of the Warrant at the date of issue to be $54,000 using the Black-Scholes option-pricing model. Accordingly, the value of the Warrant was expensed over the two year period of the agreement.

(8) Stockholders' Equity *(continued)*

(e) Stock Subscription Warrants *(continued)*

At December 31, 2003, there are 124,200 warrants outstanding that are exercisable at the following prices:

Warrants	Exercise Price
67,200	$5.00
7,000	$3.00
50,000	$2.50

No warrants were exercised in 2001, 2002 or 2003.

(9) Income Taxes

As a result of the 2003, 2002 and 2001 losses, no income tax expense was incurred for these years.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred tax liabilities (assets) are comprised of the following at December 31:

	2003	2002
Inventory (Section 263A)	$ (86,000)	$ (393,000)
Inventory reserves	(39,000)	(24,000)
Receivable reserves	(36,000)	(14,000)
Other accruals	(24,000)	(24,000)
Accumulated depreciation	353,000	9,000
Acquisition related intangibles	3,494,000	2,102,000
Tax credits	(2,530,000)	(2,459,000)
NOL carry forward	(13,927,000)	(14,351,000)
Gross deferred tax asset	(12,795,000)	(15,154,000)
Deferred tax assets valuation allowance	12,795,000	15,154,000
Net deferred tax assets	$ - 0 -	$ - 0 -

As of December 31, 2003, the Company has net operating loss carryforwards totaling approximately $43,800,000. The amount of the net operating loss carryforwards, which may be utilized in any future period, may be subject to certain limitations based upon changes in the ownership of the Company's Common Stock. The following is a breakdown of the net operating loss expiration period:

(9) Income Taxes *(continued)*

Expiration Date	Amount of Remaining NOL
2004	$4,200,000
2005	2,200,000
2006	2,200,000
2007	300,000
2008	600,000
2009	100,000
2010	4,000,000
2011	4,400,000
2012	2,300,000
2018	3,600,000
2019	2,200,000
2020	1,400,000
2021	2,100,000
2022	5,800,000
2023	8,400,000

In addition, the Company has available tax credit carryforwards (adjusted to reflect provisions of the Tax Reform Act of 1986) of approximately $2,530,000, which are available to offset future taxable income and income tax liabilities, when earned or incurred. These amounts expire in various years through 2023.

(10) Sales Information

(a) Geographic Information

The Company's sales are made to U.S. distributors, dealers and to foreign distributors of computer and related products. Total export sales were $288,708 or 4% of total sales in 2003, $301,000 or 6% of total sales in 2002 and $944,000 or 20% of total sales in 2001.

The Company's principal concentration of export sales was in Australia, which accounted for 35% of the Company's export sales in 2003 and 2001, with Europe accounting for 26% of the Company's export sales in 2002. The balance of the export sales was into Canada and the Far East.

As of December 31, 2003 and 2002, the Company had outstanding receivables of $65,079 and $15,000, respectively, from distributors of its products who are located outside of the United States.

(10) Sales Information *(continued)*

(b) Major Customers

During the years ended December 31, 2003 and 2002, the Company had sales of $2,921,535 and $2,631,709, or 45% and 53% of sales, respectively, to Instrumentarium Imaging, Inc. and an accounts receivable balance of $156,003 and $1,190,990, respectively, due from this customer at December 31, 2003 and 2002. The Company did not have any major customers in 2001.

(c) Product Information

The Company's revenues by product line are as follows:

For the year ended December 31,	2003	2002	2001
CAD	$4,229,622	$2,628,135	$ -
Medical imaging	2,290,684	1,660,493	2,315,738
FotoFunnel	-	274,169	988,199
Graphic arts	-	437,387	1,531,360
Total	$6,520,306	$5,000,184	$4,835,297

(11) Commitments and Contingencies

(a) Lease Obligations

As of December 31, 2003, the Company had three lease obligations related to its facilities. The Company's principal executive office is located in Nashua, New Hampshire. The facility consists of manufacturing, research and development and office space and is leased by the Company pursuant to a lease which expires December 31, 2006 at an annual rent of approximately $69,200.

The Company leases a facility for its software research and development group in Tampa, Florida. The facility consists of research and development and office space and is leased by the Company pursuant to a lease, which expires July 31, 2007 at an annual rent of approximately $53,000. Additionally, the Company is required to pay real estate taxes and provide insurance.

In addition, as a result of its acquisition of CADx on December 31, 2003, the Company leases a facility for its software research and development, customer service and administrative offices located in Beavercreek, Ohio. The facility consists of research and development and office space and is leased by the Company pursuant to a lease, which expires December, 2010 at an annual rate of approximately $416,000. Additionally, the Company is required to pay real estate taxes, utilities, common area maintenance, cleaning, security and provide insurance. The lease amount increases annually throughout the life of the lease. The lease may be renewed for two additional terms of five years each.

(11) Commitments and Contingencies *(continued)*

(a) Lease Obligations *(continued)*

Rental expense for all leases for the years ended December 31, 2003, 2002 and 2001 was $125,797, $198,429 and $78,500, respectively.

Future minimum rental payments due under these agreements as of December 31, 2003 are approximately as follows:

Fiscal Year	Amount
2004	$ 520,000
2005	536,000
2006	552,000
2007	478,000
2008	459,000
2009	472,000
2010	486,000
	$3,503,000

(b) Litigation

The Company has been dismissed from a complaint filed against the Company in the United States District Court for the Eastern District of Texas, entitled The Massachusetts Institute of Technology and Electronics for Imaging, Inc. v. Abacus Software Inc. et al. Case No. 501CV344. The plaintiff claimed initially that the Company had infringed a United States patent alleged to cover color reproduction system technology through sale of certain Company products to customers in the graphic arts/prepress and photographic markets. The Company has no liability in this matter, and anticipates no further legal expenses will be incurred with respect to this litigation. As a result, general and administrative expenses incurred during the first quarter of 2003 were reduced by the reversal of the accrued settlement cost in the amount of $383,000.

On June 3, 2002, ISSI was sued in United States District Court for the District of Delaware by R2 Technology, Inc. and Shih-Ping Wang. The lawsuit alleged that ISSI's MammoReader device infringes certain patents owned by the plaintiff. The complaint requested treble damages, but did not specify the amount of damages sought. The complaint also sought to enjoin ISSI from further infringement. On July 11, 2002, subsequent to the acquisition of ISSI by the Company, the plaintiffs amended their complaint to add the Company and its subsidiary ISSI Acquisition Corp. as additional parties.

In July 2003, the Company filed suit in the United States District Court for the District of New Hampshire against R2 for infringement of certain patents licensed by the Company. The complaint requested treble damages, costs and legal fees, but did not specify the amount of damages sought.

(11) Commitments and Contingencies *(continued)*

(b) Litigation *(continued)*

On September 8, 2003, the Company announced the settlement of all patent infringement litigation with R2. Under the terms of the settlement, both actions were dismissed with prejudice and *i*CAD was granted a non-exclusive license to the patents named in the suit filed by R2. In connection with the settlement of the suit, *i*CAD agreed to pay R2 an aggregate of $1,250,000, of which $1,000,000 was paid in September 2003, with $250,000 deferred and payable in equal installments on a quarterly basis through December, 2005. In addition, *i*CAD issued to R2 250,954 shares of *i*CAD Common Stock valued at $750,000 and has filed a registration statement intended to cover the resale of the shares by R2. *i*CAD also agreed to certain continuing royalties, which are based on the category and configuration of products sold by *i*CAD. Further, *i*CAD granted R2 a partial credit against potential future purchases by R2 of *i*CAD digitizers worth up to $2,500,000 over five years to encourage R2 to purchase film digitizers manufactured by *i*CAD. This partial credit is not accounted for in the Company's financial statements as it was meant to provide a significant purchasing advantage to R2, while maintaining a reasonable profit margin and creating additional economies of scale for *i*CAD. In November 2003, R2 agreed to accept an additional 75,000 shares of *i*CAD Common Stock valued at $466,200, in satisfaction of any royalties it otherwise would have been entitled to receive under the settlement agreement. The value of the Company's Common Stock issued was based upon a per share value of $6.216, equal to the closing price on November 18, 2003, the date of the agreement. These charges are included in general and administrative expenses.

(12) Financial Instruments

The carrying amounts of financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued expenses, loan payable to related parties, notes payable and convertible debentures and other convertible debt approximated fair value as of December 31, 2003 and 2002, due to either short maturity or terms similar to those available to similar companies in the open market.

(13) Quarterly Financial Data *(unaudited)*

	Net Sales	Gross Profit	Net Income (Loss)	(Loss) Per Share
2003				
First quarter	$2,214,012	$ 1,304,427	$ 76,558	$ 0.00
Second quarter	$1,337,517	$ 744,934	$(1,285,144)	$ (0.05)
Third quarter	$1,387,100	$ 655,493	$(5,395,367)	$ (0.20)
Fourth quarter	$1,581,677	$ 873,789	$(1,594,455)	$ (0.06)
2002				
First quarter	$ 775,633	$ 180,221	$ (521,122)	$ (0.04)
Second quarter	$ 776,600	$(2,665,747)	$(7,359,510)	$ (0.47)
Third quarter	$1,286,966	$ 727,887	$(1,640,665)	$ (0.06)
Fourth quarter	$2,160,985	$ 1,596,180	$ 103,007	$ 0.00

(13) Quarterly Financial Data *(unaudited) (continued)*

The 2003 totals above are reflective of the Company's decision, in the third quarter of 2003, to write-off $1,443,628 attributable to its distribution agreement with Instrumentarium. This write-off came after assessing the performance of Instrumentarium in the third quarter 2003, and in light of the Company's implementation of alternative distribution channels, the Company elected to take a one-time write-off, thereby eliminating the distribution agreement as a depreciating asset. Additionally, during the third quarter of 2003, the Company accounted for over $2,702,000 in non-recurring expenses related to the settlement of R2 patent infringement litigation and legal expenses. In addition, the Company issued to R2 shares of iCAD Common Stock valued at $750,000. In the fourth quarter 2003, R2 agreed to accept an additional 75,000 shares valued at $466,200 of iCAD Common Stock in satisfaction of any royalties it otherwise would have been entitled to receive under the settlement agreement. During this period the Company recorded approximately $702,000 in legal and related expenses associated with the R2 litigation.

The 2002 totals are reflective of the Company's decision in the second quarter of 2002 to no longer support its graphic arts and photographic product lines. In connection with the discontinuance, the Company recorded charges related to the write off of inventory, fixed assets and intangible assets related to those product lines. Total charges incurred during the second quarter of 2002 related to the write off amounted to $2,786,540. Results for the third and fourth quarters of 2002 include the operations of ISSI which was acquired on June 28, 2002. During the fourth quarter of 2002, the Company recorded sales of $188,177 related to the licensing and divestiture of discontinued product lines.

(14) Subsequent Events

On December 31, 2003, the Company completed the acquisition of CADx. Integration of the acquired companies is substantially complete. Operating expenses for the combined *i*CAD and CADx companies substantially exceeded those of *i*CAD alone. During the first quarter of 2004 the Company assessed the opportunities to achieve post-merger operating economies, and identified cost-reduction opportunities in light of its distribution and product plans. As a result of this analysis management determined that operating expenses could be substantially reduced without detracting from the Company's ability to increase sales and focus on future products and markets. Cost-reduction actions taken by *i*CAD in the first quarter of 2004 included the closure of offices in Tampa, Florida and San Rafael, California; reductions in staffing effective March 31, 2004 of 39 of 110 previous full and part-time employees, and the reduction of duplication in marketing, administrative and other activities. As a result of these cost-reduction actions, the Company will report certain non-recurring severance and office closure expenses in the quarter ending March 31, 2004.

iCAD, Inc. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves

Col. A	Col. B	Col. C	Col. D	Col. E
Description	Balance at Beginning of Year	Charged to Cost and Expenses	Deductions	Balance at end of Year
Year End December 31, 2003:				
Allowance for Doubtful Accounts	$ 40,000	$ 100,134	$ 35,134 (1)	$ 105,000
Inventory Reserve	$ 70,000	$ 10,572	$ (34,428) (2)	$ 115,000
Year End December 31, 2002:				
Allowance for Doubtful Accounts	$ 165,000	$ 26,560	$ 151,560 (1)	$ 40,000
Inventory Reserve	$ 700,000	$ 2,622,151	$ 3,252,151 (2)	$ 70,000
Year End December 31, 2001:				
Allowance for Doubtful Accounts	$ 255,999	$ 50,845	$ 141,844 (1)	$ 165,000
Inventory Reserve	$ 361,931	$ 379,285	$ 41,216 (2)	$ 700,000

(1) Represents the amount of accounts charged off.

(2) Represents inventory written off and disposed of.

Investor Information

Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol "ICAD". The following table sets forth the range of high and low sale prices for each quarterly period during 2003 and 2002.

	High	Low
Fiscal Year Ended December 31, 2003		
First Quarter	$2.490	$1.400
Second Quarter	2.440	1.630
Third Quarter	3.300	1.920
Fourth Quarter	6.610	2.510
Fiscal Year Ended December 31, 2002		
First Quarter	$3.500	$1.420
Second Quarter	3.250	2.010
Third Quarter	3.170	.950
Fourth Quarter	2.800	1.030

As of March 18, 2004, there were 348 holders of record of the Company's Common Stock. In addition, the Company believes that there are in excess of 700 holders of the Common Stock whose shares are held in "street name".

The Company has not paid any cash dividends on its Common Stock to date, and the Company does not contemplate payment of cash dividends in the foreseeable future. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, and other factors considered relevant to the Company's Board of Directors. There are no non-statutory restrictions on the Company's present or future ability to pay dividends. The Company currently has two outstanding Series of Preferred Stock that have dividend rights that are senior to holders of Common Stock.

Market Information

Stock Exchange Listing

NASDAQ
Ticker Symbol: ICAD

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place, New York, New York 10004

Independent Auditors

BDO Seidman, LLP
Boston, Massachusetts

Outside Counsel

Blank Rome LLP
New York, New York

A copy of *i*CAD's annual report to the U.S. Securities and Exchange Commission on Form 10-K is available free of charge on our web site, www.icadmed.com, or by writing to *i*CAD, Inc., 4 Townsend West, Suite 17, Nashua, NH 03063.

Selected Financial Data

Selected Statement of Operations Data

Year Ended December 31,	**2003**	**2002**	**2001**	**2000**	**1999**
Sales	$6,520,306	$5,000,184	$4,835,297	$7,793,517	$6,663,230
Gross margin	3,578,643	(161,459)	898,891	1,900,027	1,594,124
Total operating expenses	(11,662,396)	(9,208,664)	(3,439,557)	(3,595,661)	(3,789,306)
Loss from operations	(8,083,753)	(9,370,123)	(2,540,666)	(1,695,634)	(2,195,182)
Interest expense - net	(114,655)	(48,167)	(80,105)	(132,014)	(1,801,646)
Net loss	(8,198,408)	(9,418,290)	(2,620,771)	(1,827,648)	(3,996,828)
Net loss available to Common Stockholders	(8,342,666)	(9,566,340)	(2,775,821)	(2,896,520)	(3,996,828)
Net loss per share	(0.31)	(0.46)	(0.20)	(0.22)	(0.32)
Weighted average shares outstanding basic and diluted	26,958,324	20,928,397	13,950,119	13,373,086	12,660,613

Selected Balance Sheet Data

As of December 31,	**2003**	**2002**	**2001**	**2000**	**1999**
Total current assets	$11,115,003	$3,116,665	$3,586,602	$5,082,016	$4,457,910
Total assets	62,662,136	26,077,356	4,161,125	5,945,928	5,696,609
Total current liabilities	7,705,351	4,313,690	2,003,807	2,143,873	2,019,340
Loans payable to related parties, including current portion	3,630,000	200,000	500,000	1,400,000	1,140,000
Note payable, including current portion	4,608,390	173,916	178,870	-	-
Convertible Subordinated Debentures, including current portion	10,000	10,000	10,000	117,000	117,000
Stockholders' equity	41,895,630	21,455,276	2,039,557	2,902,055	2,920,269

iCAD, Inc.
ownsend West, Suite 17
ashua, NH 03063
882 5200

www.icadmed.com